                                                       Filed by Monsanto Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                              Subject Company:  Monsanto Company
                                                   Commission File No. 001-02516

PHARMACIA CORPORATION
A First Tier Pharma Competitor
with a First Tier Growth Rate


Pharmacia & Upjohn                      Monsanto

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


PHARMACIA CORP.

o   Robust revenue and earnings growth
o   Proven management with merger integration skills
o   Meaningfully strenghtened pharmaceutical platform
    - 7+ potential blockbusters
o   Manageable Ag risk with upside potential
o   Significant multiple expansion potential
o   Top-rated pipeline


      [Chart: horizontal axis indicates "2000 Revenue" and "2000 EBIT". The chart indicates the following information: "Earnings Driven by Pharma Business and Limited Downside Risk in Ag Subsidiary".

                        2000 Revenue        2000 EBIT

     Ag                     32%                27%

     Pharma                 68%                73% ]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate



Delivering on the P&U Promise:                        Accelerating the Vision


[x] Consistent double-digit EPS growth
[x] Industry standard freshness index
[x] Top quality management team; excellence
    in execution
[x] Effective financial and management systems
          DELIVERY BEYOND THE PROMISE!
[x] Double-digit SALES growth trend!


      [Chart: horizontal axis has years listed with descriptions above the years. The chart discloses the following information:
      1997--"Year of Repair"; 1998--"Turnaround Year"; 1999--"Building Long-Term Strength"; 2000 (with arrow point to the right) --"Creating a First
      Tier Competitor--[Pharmacia Corporation Logo"]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


The Growth Upgrade for P&U

[x] EPS CAGR jump from 13-15% [arrow pointing right] +20%
[x] Rx sales growth jump from high single/low double digits [arrow pointing right] high double digits
[x] Cost avoidance/cost cutting adds to earnings
[x] Rx R&D pipeline jump from midsize [arrow pointing right] Top Tier
    -  Blockbusters
    -  Balance
    -  Depth

[graphic triangle pointed down]

P&U Jump to First Tier Capabilities - NOW!


The Growth Upgrade for Monsanto

[x] Uniquely maximizing the
    Pharma opportunity
    -  First Tier Pharma management
    -  Global reach
    -  Scale brings cost efficiencies
[x] Unlock the Ag value via IPO and First Tier Management
    - Dedicated and energized team
    - Transparency and accountability
    - Cost reduction
[x] Focus on bottom line performance
[x] Stronger financial base
[x] EPS accretion 25%+

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


The Growth Upgrade for PHARMACIA CORP. Shareholders

[x] First Tier management with track record of delivering
    on promises
[x] First Tier Pharma sales growth rate
    -  First Tier Pharma freshness index
    - First Tier expansion opportunity for blockbuster/ young products
    -  First Tier margin improvement opportunity
    -  First Tier exclusivity profile
[x] First Tier R&D pipeline
[x] Management-driven synergies
[x] First Tier operating margin: upside opportunity
[x] First Tier EPS growth story
[x] "Turbo-charged" Pharma --> expanding P/E multiple

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


First Tier Pharma Sales Growth Rate

% Sales Growth 1999 - 2002

[Bar chart: horizontal axis has names of companies and vertical axis has percentages. The graph discloses the following information:

                Company              Percentage
          PHARMACIA (1)             16-18%, but closer to 16%
          American Home             16-18%, but closer to 16%
          Schering-Plough           Approximately 14%
          Bristol-Myers Squibb      12-14%, but closer to 14%
          Warner Lambert            12-14%, but closer to 12%
          Pfizer                    12-14%, but closer to 12%
          Eli Lilly                 10-12%, but closer to 10%
          Merck                     6-8%, but closer to 8%]

Source:  Salomon Smith Barney Est.; (1) Mgmt. Est.


First Tier Pharma Freshness Index

2000E

[Bar chart: horizontal axis has names of companies and vertical axis has percentages. The graph discloses the following information:

                Company            Percentage
                -------            ----------
          PHARMACIA (1)               39%
          Pfizer                      37%
          Eli Lilly                   36%
          Bristol-Myers Squibb        19%
          American Home Products      19%
          Merck                       17%
          Schering-Plough             11%  ]


Source: Deutsche Bank Research Est.; (1) Mgmt. Est.

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


PHARMACIA CORP. - First Tier Exclusivity Profile

      [Horizontal bar graph: horizontal axis has numbers in increments of 10 from 0 to 60; vertical axis has $ in billions; each horizontal bar has a name of a company written on it. The graph discloses the following information:


                         Total $ at Risk         % of Sales
           Company        ($ Billions)(2)          at Risk (1)
           -------       ----------------        --------------
     PHARMACIA               0.7              10 - 20%, but closer to 10%
     Glaxo Wellcome          1.9              10 - 20%, but closer to 20%
     Bristol Myers           1.9              20 - 30%, but closer to 20%
     Roche                   1.8              20 - 30%
     Pfizer                  2.4              20 - 30%
     SB                      2.0              20 - 30%, but closer to 30%
     Schering-Plough         2.2              30 - 40%, but closer to 40%
     Eli Lilly               2.8              30 - 40%, but closer to 40%
     Merck                   4.3              40 - 50%, but closer to 40%
     Astra/Zeneca            6.0              50 - 60%, but closer to 60%]



(1) Percentage sales at risk of product patent expiration (99-03) compared to total 98 Pharma sales
(2) Total sales $ at risk of product patent expiration (99-03)

Source IMS: SMR


                    Patent Expiration

             [Note: The following appears in a box:]

                     PHARMACIA CORP.
             Zyvox              2014
             Celebrex           2013
             Detrol             2012
             Xalatan            2011
             Camptosar          2007

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Blockbusters/Young Products Drive First Tier Rx Pharma
Growth (1999 - 2002)

[Vertical bar graph: horizontal axis lists "Key Products", "Other
      Growth", "Decline" and "Total Growth"; top of each bar displays a dollar amount in billions. The graph discloses the following information:

(Rx CAGR 17%)                    Amount

Key Products (Celebrex,
Xalatan, Detrol, Vestra,
valdecoxib, Zyvox, parecoxib,    $4.5
and Camptosar)
Other Growth                     $1.6
Decline                          (0.6)
Total Growth                     $5.5]


Immediate Engines of Growth

[Drug logos appear in left column of chart below:]

                       1999E Sales           Potential Peak Sales
                       ($ Millions)         ($ Millions)
Camptosar              $290                 $500+
Xalatan                $500                 $1,000+
Detrol                 $325                 $1,000+
Zyvox                  2000 Launch          $750+
Celebrex               $1,500               $3,000+]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


[Xalatan Logo]
1999 Achievements
o  Sales of $500+ million, 50%+ growth, #1 US and WW
o  1999 US Glaucoma market NRx +2%, Xalatan NRx +17%
o  Very successful launch in Japan

Significant Added Potential
for Growth

o   Superior Profile
    -  Xalatan vs. timolol
    -  Xalatan vs. Alphagan
    -  Xalatan vs. Rescula
o   Xalatan Combo Product
    -  Filed in US: 12/99
    -  PRIORITY REVIEW
o   $1 Billion


Xalatan Combo - Efficacy in Glaucoma

            Study 004 P = 0.001

      [Horizontal line graph: horizontal axis indicates "Week 2", "Week 13" and "Week 26"; vertical axis indicates "Diurnal IOP (mmHg)". There is a separate horizontal line for each of Combo, Xalatan, and timolol. The graph discloses the following information (all numbers are approximate and are in mmHg):

                Week 0     Week 2    Week 13   Week 26
                ------     ------    -------   -------
     Combo       21.5        19        19         19
     Xalatan     22.5        21        21        20.5
     timolol     22.5       21.5      21.5       21.5


[Pie Chart with word "XALATAN" written on lower half of chart with arrows pointed to "Monotheraphy" and "Combination therapy", all included within the same chart]

          Glaucoma Market

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


[Detrol Logo]

[Vertical bar graph entitled "Annual Sales"

o      Sales of $325+ million
o      #1 OAB product in the US and WW
o      Japan filing 2001

horizontal axis indicates "1998 YTD" and "1999E YTD" for each of "US" "Europe" and "Latin America". Above each bar is a number in dollars, and an arrow indicating, by country or region, the % increase from "1998 YTD" to "1999E YTD".

                    1998 YTD        1999E YTD           %
                    --------        ---------          ---
US                     $95            $256            169%
Europe                 $29            $ 64            121%
Latin America           -              $ 3            440%]


[Vertical bar graph entitled OAB TRXS - US (000)

o      Q4 '99 Detrol NRx growth exceeds market
o      Grow share
o      Grow the market

horizontal axis lists "Jan 1988", "Jan 1999" and "Dec 1999", numbers are placed above each bar, and a portion of each bar indicates what % of such bar represents "Detrol Market Share", with the rest of the bar representing "Competitive Products". The graph discloses the following information:

         Date           OAB TRXs-US (000)   Detrol Market Share
         ----           -----------------   -------------------
      Jan. 1998                358                   0%
      Jan. 1999                594                 46.1%
      Dec. 1999                856                 46.4%]



Significant Added Potential for Growth

o New clinical efficacy data Q1 '00
o Searle co-promotion March 1
o Abbott-Alza co-promotion discontinued
o Detrol Once-daily filing Feb '00

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Antibiotic Market Worldwide

[Pie Chart entitled "Total Market = $22 Billion" - Sections titled "A/P 4%", "US 31%", "Japan 18%", "EU 26%", "LA 21%". Graphic Arrow points to smaller pie chart entitled "US Gram + Antibiotic Market = $4 Billion" divided into two sections, "Other 40%" and "Gram+ 60%"]

Source:  IMS MAT 9/99

Zyvox Competitive Comparison

[Chart with horizontal axis indicating columns entitled "G+ Efficacy", "IV/Oral Forms", "Tolerability", "Side Effects", and "PE Benefit", and vertical axis indicating the name of a different drug on each row. Each cell has a circle which is either colored green, yellow or red. Green is indicated as "Superiority". The graph discloses the following information:

                    G+       IV/Oral  Toler-    Side        PE
                  Efficacy    Forms   ability  Effects    Benefit
                  --------   -------  -------  -------    --------
[Zyvox logo]           G        G        G        Y        G
Vancomycin [Generic]   Y        R        G        R        R
Synercid [RPR]         Y        R        Y        Y        R
Dapcin [Cubist]        Y        R        G        Y        R
Ziracin [Schering]     G        R        G        R        R

G=green; R=red; Y=yellow]

Zyvox - More Patients
Discharged in the First Week

[Vertical bar graph: horizontal axis indicates "Zyvox" and "Vancomycin", and vertical axis indicates %. An arrow points toward a box that contains the words "Cost Benefit Advantage" on the chart. The graph discloses the following information:

    Zyvox            31%
    Vancomycin       12%

MRSA Trial (Clinical Evaluation)P<0.0.1]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


[Celebrex logo]

The Scorecard...Watch These!

                           Celebrex  Vioxx    %
                           --------  -----   ---
1999 Total Sales ($B)          1.5     0.5
4Q Global Sales Run Rate ($B)  2.0     1.0
TRx - 4Q (MMs)                 5.6     3.0
NRx - 4Q (MMs)                 2.8     1.9
Refill Ratio (YE99)            2.1     1.6
Days of Therapy TRx(YE99)     32.0    29.2
Value per NRx (YE99)          $170    $115   +48%
Managed Care Lives            52.1    8.0
w/("Preferred" Status)(MMs)
Number of US Patients (MMs)    6.4     2.1

["Value per NRx (YE99)" row highlighted.]

Celebrex Benchmark - US Cumulative Sales

[Horizontal line graph - each line representing "Voltaren 08/88", "Celebrex 01/99", "Relafen 02/92", "Vioxx 05/99", "Arthrotec 01/98". At the end of the Celebrex "01/99" and "Vioxx 05/99" lines is the date "11/99", horizontal axis indicating months, vertical axis indicating "IMS Sales ($ Millions)". The graph discloses the following information:

                                    Months
                                    ------
                   3            6           9                 12
                 -----        -----       -----              ----
Voltaren      $0 - $200    $0 - $200     approx $200         approx $200
08/88         (but closer
              to $0)
Celebrex      Approx $200  $400 -        $800 - $1,000           -
01/99                      $600 (but
                           closer to
                           $600)
Relafen 02/92 $0 - $200    approx $200   approx $200         approx $200
              (but closer
              to $0)
Vioxx 05/99   $0 - $200    approx $200      -                    -
Arthrotec     $0 - $200    $0 - $200     approx $200         approx $200
01/98         (but closer
              to $0)

IMS Retail and Provide Perspective - All Channels

Note: Month 1 for Sales may be different than for Prescription / Promotion Voltaren includes Retail and Non-Federal Hospital Channels only]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Celebrex Leadership

o Leading global arthritis drug established through record launches
o Most successful product launch ever in pharmaceutical history
o Lead Merck in virtually every performance metric
o Turbo charge with Pharma Corp. mgmt.
o Immediate European launch and rest of world roll-out will leverage PHARMACIA CORP.'s combined muscle
o DTC and life cycle management strategies in place to augment leadership position
o Continued scientific leadership of COX-2 franchise increasingly apparent with 3rd entrant (Paracoxib) and 4th entrant (Valdecoxib) insight

Source:  IMS, Franchise/GDT projections


Celebrex, Parecoxib, and Valdecoxib Expand Opportunity from $6 Billion to $15 Billion

[Pie Chart, that indicates the following 1999 Forecasts:

1.  Narcotics                       $2.2
    Injectable (Duregesic,            9%
    Oxycontin, Percocet,
    Vicodin)
2.  NSAIDS (Celebrex, Vioxx,        $6.0
    Relafen, Voltaren)
    Injectable (keterolac)            5%
 3. Analgesics (Tylenol,            $6.0]
    Tramal (Ultram), Toradol)
    Injectable                        5%

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Global Critical Mass with Balanced US Presence

1999E Pharmaceutical Geographic Presence (% of sales)

[bar charts summarizing "P&U", "Searle" and "PHARMACIA CORP. Global Balance," the combined company, presented as follows:

P&U
----------------------
North America           42%
Europe                  36%
Latin America            5%
Japan                   11%
Other                    6%

Searle
-----------------------
North America           75%
Europe                  17%
Latin America            5%
Japan              Not Specified
Other              Not Specified

PHARMACIA Corp.
Global Balance
--------------
North America           56%
Europe                  28%
Latin America            4%
Japan                    8%
Other                    4%]

Source: Company estimates

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Leading Global Sales Force in Place to Launch Pipeline

Number of Sales Representatives

[horizontal bar chart depicting the number of sales representatives of the following companies (each company has sales representatives from the "US", "Key EU" and "Japan"):

                                    # of Sales Reps

Aventis                                 9,490
Merck                                   8,710
Pfizer                                  8,270
PHARMACIA                               7,250
Glaxo Wellcome                          6,000
Novantis                                 5,700

     The "PHARMACIA" row is boxed.

Notes:     (1) U.K., Germany, France, Italy
Source: Europe - Strategic Reports, 1/99; US - Scott-Levin as of 12/99

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate



PHARMACIA CORP. -
New Product Registration Submissions

[Timeline chart.  The chart discloses the following information:

         2000                  2001                 2002
         ----                  ----                 ----
o  celecoxib              o  eplerenone (HTN)      o  ProGP (CA)
   (CLASS and pain)
o  parecoxib (pain)       o  celecoxib             o  tifacogin (sepsis)
                             (CA prevention SAP)
o  valdecoxib             o  SU101 (CA)            o  eplerenone (HF)
   (arthritis, pain)
o  leridistim (CA)        o  PNU 182716            o  celecoxib (CA
                             (diabetes)               prevention BC and BE)
o  pegvisomant            o  TPO (CA)              o  PNU 101387(schizo)
   (acromegaly)
o  SU5416 (CA)                                     o  PNU 180110 (ophth)
o  SnET2 (ophth)                                   o  PNU 95666 (Parkinson's)
o  Detrol OD                                       o  Vestra OD (depression)
   (urology)
o  Fragmin Onc                                     o  Xalatan FFD (ophth)
o  Trelstar (CA)                                   o  Camptosar NSLC (CA)]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Ag Built on Highly Profitable Businesses

[Vertical Bar Graph entitled "Sales"; horizontal axis has years "1996" to "1999E"; vertical axis has "($Millions)" on it. The graph discloses the following information:

1996            $2,000 to $3,000
1997            $3,000 to $4,000
1998            $4,000 to $5,000
1999E           Approx. $5,000

[Vertical Bar Graph entitled "EBITDA"; horizontal axis has years "1996" to "1999E"; vertical axis has "($Millions)" on it. The graph discloses the following information:

1996            $800 to $1,000
1997            Approx. $1,000
1998            Approx. $1,200
1999E           Approx. $1,200

[Vertical Bar Graph entitled "EBIT"; horizontal axis has years "1996" to "1999E"; vertical axis has "($Millions)" on it. The graph discloses the following information:

1996            $700 to $800
1997            Approx. $800
1998            $800 to $900
1999E           Approx. $800]

Roundup
o      5x next largest herbicide
o      Consistent 18-20% vol. growth
o      More than 50% revenue ex-US

Selective Chem
o      Corn grass herbicides w. good margins
o      New wheat herbicide for brome grass
o      New wheat fungicide for take-all disease

Animal Ag
o      Prosilac is growing at 20% rate
o      Very attractive operating margins

Seeds
o      #1 soybean position globally
o      #2 corn position globally

Biotech Traits
o      RR soybeans at 50+% mkt share in US
o      RR soybeans at 90+% mkt share in Argentine

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Roundup is the Foundation
of the Business and Price Elasticity is the Key

[Line chart: horizontal axis indicates "94", "95", "96", "97", 98" and "99", and vertical axis indicates "Indexed Volume (1994 = 100)". The chart discloses the following information:

--------------------------------------------------------------------------
          94      95         96         97            98          99
          --      --         --         --            --          --
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Volume    100   100 to     150 to     Approxim-     250  to      300 to
(26% CAGR)      150 but    200 but    ately 200     300 but      350 but
                closer     closer                   closer       closer
                to 150     to 150                   to 250       to 300
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Revenue   100   100 to     100 to     150 to       150  to       150 to
(15% CAGR)      150 but    150 but    200 but      200 but       200 but
                closer     closer     closer       closer        closer
                to 100     to 150     to 150       to 200        to 200
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Gross     100   100 to     100 to     150 to       150 to        150 to
Profit          150 but    150 but    200 but      200 but       200 but
(13% CAGR)      closer     closer     closer       closer        closer
                to 100     to 150     to 150        to 150       to 200
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Price     100   50 to      50 to      50 to        50  to        50 to
(8.5% CAGR)     100 but    100 but    100 but      100 but       100 but
                closer     closer     closer       closer        closer
                to 100     to 100     to 100       to 50         to 50
---------------------------------------------------------------------------

EBIT Growth Drivers - 2000

[Bar chart: horizontal axis indicates "1999E", "Roundup", "Seeds", "Traits", "Other" and "2000", and vertical axis indicates "$ Millions". The chart discloses the following information:

           $ Millions
           ----------
1999E      600 to 800
Roundup    starting at the level of "1999E" to 800 to 1000 but closer to 1000
Seeds      starting at the level of "Roundup" to 1000 to 1200 but closer to
           1000
Traits     starting at the level of "Seeds"  to 1000-1200 but closer to
           1200
Other starting from 800 to 1000 but closer to 1000 and ending at the level of "Traits"
2000       800 to 1000 but closer to 800]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Our Strategy is Working
Even in a Tough Ag Economic Cycle

(9 months Ag Revenue 1999 vs. 1998)

 [Column chart: horizontal axis indicates name of company. The chart discloses the following information:

Cyanamid        -29%
DuPont          -9%
Agrevo          -17%
Bayer            3%
Novartis        -12%
Dow             -5%
Zeneca          -7%
Monsanto         21%

o      Continued Roundup herbicide growth
o      Biotech acres grew 40+%

Source: PhillipsMcDougall and Company Reports

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


PHARMACIA CORP. Should Exhibit First Tier
Growth in Sales and Earnings

($ Millions
except per share data)

          1999E          2000        2001         2002         CAGR
         Proforma*                                           (99-02)
-----------------------------------------------------------------
Sales     $16,500        $19,000+    $22,000+     $25,000+      13-15%
EPS        $1.25      $1.55-1.62   $1.90-1.95    $2.30-2.40     20%+


* Proforma 1999 PHARMACIA CORP. from consensus analysts est.

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Cost Synergies of $600M
Will Phase in Over Three Years

[Column chart: horizontal axis indicates "2000", "2001" and "2002", and vertical axis indicates "$ Millions". The chart discloses the following information:

      $ Millions
2000  100 to 200
2001  300 to 400 but closer to 400
2002  600 (broken down as 275, 200 and 125)]

SG&A

o Consolidate Corp and Pharma HQ to Peapack, NJ
o Admin saving in 25 key markets worldwide
o Reduce Sales Force expansion of Searle Europe and P&U US

R&D

o   Geographies and cost avoidance
    - Searle European Development Center
    - Clinical trials and infrastructure
      o    US, Europe, Japan
o   Efficiencies and cost avoidance
    -  Technology acquisitions
    -  Preclinical Development capacity

Manufacturing/Distribution

o Consolidate distribution in major markets worldwide
o Procurement savings
o Improved capacity utilization

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Pharmaceuticals Profitability Driven by Sales Growth and Margin Expansion

($       1999Est   2000    2002      Comments
Millions)
Sales    $11,000+  $13,000+  $17,000+  Growth driven by new
                                       product launches
GM       77%       79%       81%       Higher margin new
                                       products
SG&A     42%       42%       41%       Synergies, help fund
                                       product
         $4,500+             $7,000+   launches without
                                       partnering
R&D      19%       18%       17%       First Tier Spend,
                                       synergies drive
         $2,000+            $3,000+    spending growth lower
                                       than sales
EBIT     16%       19%       22%       First Tier Growth

Ag Subsidiary Profitability Grounded in Solid Roundup Base

($         1999Est  2000       2002    Comments
Millions)

Sales      $5,000+  $6,000+    $7,000+ Roundup growth.  Traits
                                       represent 6% of sales over
                                       the period
GM         51%      51%        47%     Roundup pricing/volume
                                       strategy
SG&A       27%      26%        24%     Margin improvements from
                                       seed integration, volume
                                       growth and reduced
                                       amortization
R&D        11%      10%        9%      Steady level of investments
EBIT       13%      15%        15%     Continued growth

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


First Tier Operating Margin Improvement Opportunity

Basis Point Change (1999-2002)

[Vertical bar chart set forth as follows:

PHARMACIA(1)              Approx. 500
Warner Lambert            Approx. 400
Schering-Plough           Approx. 330
Pfizer                    Approx. 330
American Home             Approx. 210
Bristol-Meyers Squibb     Approx. 160
Eli Lilly                 Approx. 150
Merck*                    Not Given

* excluding Merck-Medco
Source:  Salomon Smith Barney Est.; (1) Management Est.]



First Tier EPS Growth

Top 10 Pharma Companies
5 Year Projected EPS Growth

[Vertical bar chart set forth as follows:

PHARMACIA(1)              approximately 20%
Warner Lambert            approximately 19
Pfizer                    approximately 18
Schering-Plough           approximately 16
Roche                     approximately 15
Eli Lilly                 approximately 15
Bristol-Meyers Squibb     approximately 13
J&J                       approximately 13
Abbott                    approximately 13
Merck                     approximately 13
American Home             approximately 12
Astra Zeneca              approximately 11
Glaxo Wellcome            approximately 11
Novartis                  approximately 10

Source:  IBES 1999, Analysts Est., and (1) Mgmt. Est.]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Debt Reduction Drives Lower Interest Expenses


($ Millions)        1999       2000         2001      2002
Debt (Net of        $6,400     $4,500       $2,500    $1,000
Cash)
Interest            $420       $325         $250      $125
Interest Coverage   5x         10x          16x       37x

Debt Reduced by:
o      Proceeds from N&C divestitures
o      Operating Cash Flow

Debt will be further reduced by proceeds from Ag IPO not included

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


First Tier Multiple Expansion Opportunity

[Scatter diagram; horizontal axis represents "Estimated EPS Growth"(2) from "10.0%" to "20.0%". Vertical axis represents "P/E"(1) from 20.0x to 40.0x. Each marked spot on diagram indicates the name of a corporation. The diagram discloses the following information:

                           Approximate          Approximate
Company                        P/E            Est. EPS Growth
-------                 -----------------     ---------------
MRK                       25.0x to 30.0x      10.0% to 12.5%
BMY                       25.0x to 30.0x      12.5% to 15.0%
J&J                       20.0x to 25.0x      12.5% to 15.0%
AHP                       20.0x to 25.0x      12.5% to 15.0%
LLY                       20.0x to 25.0x            15%
SGP                       25.0x to 30.0x      15.0% to17.5%
WLA                       20.0x to 25.0x      17.5% to 20.0%
PFE                       30.0x to 35.0x      17.5% to 20.0%
PNU/MTC(3)                20.0x to 25.0x      17.5% to 20.0%



    Arrow point from "PNY/MTC" to "PFE."]
(1) As of 1/26/00, year 2000 IBES estimate
(2) Source:  JP Morgan, IBES 5 year CAGR growth
(3) Based on 1/28/00 closing price and mid-point of Mgmt. Est. 2000E EPS range ($1.55-$1.62 EPS)

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


How Will Shareholders Know We Have Delivered?

SCORECARD DECEMBER 2002

[x] 3 year record of
    20%+ EPS growth (CAGR)
    17%+ Rx Sales Growth (CAGR)
[x] "Turbo-charged" Celebrex growth
[x] Margin upgrade of 500 bp+
[x] Pipeline value in First Tier of Top 10
[x] Insider status in all 7 key markets
[x] Partner-of-choice in co-promotion and development deals
[x] Asset value upgrade for Ag
[x] Growing strength -> strategic initiatives

FORWARD-LOOKING INFORMATION

Certain statements contained in this presentation, such as statements concerning the combined company's anticipated financial or product performance, its pipeline, plans for growth and other factors that could affect future operations or financial position, and other non-historical facts, are "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). Such statements often include the words "believes," "expects," "anticipates," "intends," "plans," "estimates," or similar expressions. Since these statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others: the ability to attain estimated expense savings, the ability to continue to successfully market existing products, which may be adversely impacted by the introduction of competitive products; the combined company's ability to integrate the two businesses and other prior mergers and acquisitions; the combined company's ability to successfully develop and market new products, the ability to expand the market for existing products; the ability to fund research and development activities; the ability to get to market ahead of competition; the success of the combined company's research and development activities and the speed with which regulatory authorizations and product rollouts may be achieved; the ability to successfully negotiate pricing of Pharmaceutical products with managed care groups, health care organizations and government agencies worldwide; fluctuations in currency exchange rates; the effects of the combined company's accounting policies and general changes in generally accepted accounting practices; the combined company's exposure to product liability lawsuits and contingencies related to actual or alleged environmental contamination; the combined company's exposure to antitrust lawsuits; the combined company's success in litigation involving its intellectual property; social, legal and political developments, especially those relating to health care reform and product liabilities; general economic and business conditions; the combined company's ability to attract and retain management and other employees; the combined company's ability to compensate for anticipated generic competition for Roundup(R) herbicide after the expiration of its patent in the U.S.; governmental and public acceptance of agbiotech products, the effect of seasonal conditions and of current commodity prices on agricultural markets; and other risk factors detailed in Monsanto's and PHARMACIA & Upjohn's respective Securities and Exchange Commission filings, including their respective Proxy Statements and Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Certain financial measures included in this presentation such as EPS, EBIT and operating margin exclude the effect of one time charges associated with the merger. Additionally, EBIT is a financial performance measure commonly used in the financial community. It is not however a measure of financial performance under accounting principles generally accepted in the United States. Neither company will undertake to update or revise any forward-looking information contained herein.

Other Information

Monsanto and Pharmacia & Upjohn will be filing a definitive joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-1000. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

      Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

      Pharmacia & Upjohn, its directors, officers and certain other employees may be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000.

Pharmacia & Upjohn Media Contact:        Monsanto Company Media Contact:
Paul Fitzhenry (908) 901-8770            Scarlett Lee Foster (314)694-2883


Pharmacia & Upjohn Analyst               Monsanto Company Analyst
Contact:                                 Contact:
Craig Tooman (908) 901-8853              Nick Filippello (314)694-8148

Pharmacia Corporation
A First Tier Pharma Competitor
With a First Tier Growth Rate



Pharmacia & Upjohn                                     Monsanto

Forward-Looking Information


Certain statements contained in this presentation, such as statements concerning the combined company's anticipated financial or product performance, its pipeline, plans for growth and other factors that could affect future operations or financial position, and other non-historical facts, are "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). Such statements often include the words "believes," "expects," "anticipates," "intends," "plans," "estimates," or similar expressions. Since these statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others: the ability to attain estimated expense savings, the ability to continue to successfully market existing products, which may be adversely impacted by the introduction of competitive products; the combined company's ability to integrate the two businesses and other prior mergers and acquisitions; the combined company's ability to successfully develop and market new products, the ability to expand the market for existing products; the ability to fund research and development activities; the ability to get to market ahead of competition; the success of the combined company's research and development activities and the speed with which regulatory authorizations and product rollouts may be achieved; the ability to successfully negotiate pricing of Pharmaceutical products with managed care groups, health care organizations and government agencies worldwide; fluctuations in currency exchange rates; the effects of the combined company's accounting policies and general changes in generally accepted accounting practices; the combined company's exposure to product liability lawsuits and contingencies related to actual or alleged environmental contamination; the combined company's exposure to antitrust lawsuits; the combined company's success in litigation involving its intellectual property; social, legal and political developments, especially those relating to health care reform and product liabilities; general economic and business conditions; the combined company's ability to attract and retain management and other employees; the combined company's ability to compensate for anticipated generic competition for Roundup(R) herbicide after the expiration of its patent in the U.S.; governmental and public acceptance of agbiotech products, the effect of seasonal conditions and of current commodity prices on agricultural markets; and other risk factors detailed in Monsanto's and PHARMACIA & Upjohn's respective Securities and Exchange Commission filings, including their respective Proxy Statements and Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Certain financial measures included in this presentation such as EPS, EBIT and operating margin exclude the effect of one time charges associated with the merger. Additionally, EBIT is a financial performance measure commonly used in the financial community. It is not however a measure of financial performance under accounting principles generally accepted in the United States. Neither company will undertake to update or revise any forward-looking information contained herein.

Other Information

Monsanto and Pharmacia & Upjohn will be filing a definitive joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-1000. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

      Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

      Pharmacia & Upjohn, its directors, officers and certain other employees may be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000.

Pharmacia & Upjohn Media Contact:        Monsanto Company Media Contact:
Paul Fitzhenry (908) 901-8770            Scarlett Lee Foster (314)694-2883


Pharmacia & Upjohn Analyst              Monsanto Company Analyst
Contact:                                Contact:
Craig Tooman (908) 901-8853             Nick Filippello (314)694-8148

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Pharmacia Corporation

Introduction

Fred Hassan

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Agenda

Introduction      FRED HASSAN
Commercial        RICHARD DE SCHUTTER
                  CARRIE COX
R&D               PHILIP NEEDLEMAN
                  GORAN ANDO
Ag                HENDRIK VERFAILLIE
Financials        CHRIS COUGHLIN
Summary           FRED HASSAN

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Delivering on the P&U Promise

[Chart: horizontal axis indicates "1997", "1998", "1999" and a right-pointing arrow to the right of "1999". The chart discloses the following information:

1997            Year of Repair
1998            Turnaround Year
1999            Building Long-Term Strength
Right
pointing
arrow           Vision: Become a First Tier Competitor]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Delivering on the P&U Promise

[x] Consistent double-digit EPS growth
[x] Industry standard freshness index
[x] Top quality management team; excellence in execution
[x] Effective financial and management systems
       Delivering Beyond the Promise!

[x] Double-digit SALES growth trend!

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Accelerating the Vision


[Chart: horizontal axis indicates 1997, 1998, 1999 and 2000 with a right-pointing arrow to the right of "2000", disclosing the following information:

1997       Year of Repair
1998       Turnaround Year
1999       Building Long-Term Strength
2000       Creating a First Tier Competitor [Pharmacia Corporation logo]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Characteristics of a First Tier Competitor

o   First Tier management
o   Billion $ products and strong,
    balanced portfolio
o   US strength and global reach
o   Critical mass - Top 10
o   Pipeline power

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


The Growth Upgrade for P&U

[x] EPS CAGR jump from 13-15% -> +20%
[x] Rx sales growth jump from high single/ low double digits -> high double digits
[x] Cost avoidance/cost cutting adds to earnings
[x] Rx R&D pipeline jump from midsize -> First Tier
    -  Blockbusters
    -  Balance
    -  Depth


[Graphic: upside-down triangle pointing to text under it]

P&U Jump to First Tier Capabilities - NOW!

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


The Growth Upgrade for Monsanto

[x] EPS accretion 25%+
[x] Uniquely maximizing the Pharma opportunity
     - Pharma focused management
     - Global reach
     - Scale brings cost efficiencies
[x] Unlock the Ag value via IPO and First Tier Management
     - Dedicated and energized team
     - Transparency and accountability
     - Cost reduction
[x] Stronger financial base
[x] Focus on bottom line performance

The Risk/Reward Upgrade for Shareholders

[x]  Exceptional upside opportunity
     - COX-2 Family: $15 billion
        blockbuster market
[x]  Excellent downside protection
     - Less than 5% of Pharmacia Corp. EBIT exposure to Ag Biotech concerns

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


PHARMACIA CORP. - Earnings Driven by
Pharma Business and Limited Downside Risk in Ag Subsidiary

[Stacked column chart: horizontal axis indicates "2000 Revenue" and "2000 EBIT", and vertical axis indicates percentages for each of "Pharma" and "Ag". The chart discloses the following information:

                Pharma    Ag
                ------    --
2000 Revenue    68%       32%
2000 Ebit       73%       27%]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


First Tier Pharma Sales Growth Rate

% Sales Growth 1999 - 2002


[Column chart: horizontal axis indicates name of company and vertical axis indicates %. The chart discloses the following information:

Company                %
--------               --
PHARMACIA              approximately 16%
American Home          approximately 16%
Schering-Plough        approximately 14%
Bristol-Myers Squibb   12% to 14%
Warner Lambert         approximately 12%
Pfizer                 approximately 12%
Eli Lilly              approximately 10%
Merck                  approximately 8%

Footnote to chart referring to PHARMACIA data:  management estimate.]


Source:  Salomon Smith Barney Est.; (1) Mgmt. Est.

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate

First Tier Pharma Freshness Index

2000E


[Column chart: horizontal axis indicates name of company and vertical axis indicates %. The chart discloses the following information:

Company                    %
-------                   --
PHARMACIA                 39%
Pfizer                    37%
Eli Lilly                 36%
Bristol-Myers Squibb      19%
American Home Products    19%
Merck                     17%
Schering-Plough           11%

Footnote to chart referring to Pharmacia data:  management estimate.]


Source: Deutche Bank Research Est.; (1) Mgmt. Est.

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate

Blockbusters/Young Products Drive First Tier
Rx Pharma Growth

1999 - 2002


[Column chart: horizontal axis indicates "Key Products", "Other Growth", "Decline" and "Total Growth", and vertical axis indicates $ Billions. The chart discloses the following information:


Key Products         $4.5
Other Growth         $1.6
Decline              $(0.6)
Total Growth         $5.5

"KeyProducts" column includes Celebrex, Xalatan, Detrol, Vestra, valdecoxib, Zyvox, parecoxib and Camptosar; "Total Growth" column indicates that a portion is connected to "Growth Synergies"; chart includes an ellipse stating that "Rx CAGR" is 17%]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate

Pharmacia Corp. - First Tier Exclusivity Profile

[Bar chart: horizontal axis indicates "% of Sales at Risk" and refers to footnote (1), and vertical axis indicates "Total $ at Risk ($ Billion)" and refers to footnote (2). The chart discloses the following information:

Company         % of Sales at Risk        Total $ at Risk ($ Billion)
-------         ------------------        ---------------------------
PHARMACIA          approximately 10              $0.7
Glaxo Wellcome     10 to 20 but closer to 20     $1.9
Bristol-Myers      approximately 20              $1.9
Roche              20 to 30 but closer to 20     $1.8
Pfizer             20 to 30 but closer to 30     $2.4
SB                 20 to 30 but closer to 30     $2.0
Schering-Plough    30 to 40 but closer to 40     $2.2
Eli Lilly          30 to 40 but closer to 40     $2.8
Merck              approximately 40              $4.3
Astra / Zeneca     50 to 60 but closer to 60     $6.0]



(1)Percentage sales at risk of product patent expiration (99-03) compared to total 98 Pharma sales
(2)Total sales $ at risk of product patent expiration (99-03)
Source IMS: SMR


            Patent Expiration
            PHARMACIA CORP.
Zyvox                   2014
Celebrex                2013
Detrol                  2012
Xalatan                 2011
Camptosar               2007

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate

First Tier Margin Upside

Operating Margin 1999E



[Column chart: horizontal axis indicates name of company and vertical axis indicates %. The chart discloses the following information:

Company                   %
--------                 --
Merck                    40 to 45 but closer to 40
Eli Lilly                30 to 35
Schering-Plough          approximately 30
Pfizer                   approximately 30
Bristol-Myers Squibb     25 to 30 but closer to 30
American Home            20 to 25 but closer to 25
PHARMACIA                approximately 15

Footnote to chart referring to Merck data:  excluding Merck-Medco.]


 Source:  Analysts Est.

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate





First Tier EPS Growth

Top 10 Pharma Companies -
5 Year Projected EPS Growth

[Vertical bar chart set forth as follows:

PHARMACIA            approximately 20%
Warner Lambert       approximately 19
Pfizer               approximately 18
Schering-Plough      approximately 16
Roche                approximately 15
Eli Lilly            approximately 15
Bristol-Myers Squibb approximately 13
J&J                  approximately 13
Abbott               approximately 13
Merck                approximately 13
American Home        approximately 12
Astra Zeneca         approximately 11
Glaxo Wellcome       approximately 11
Novartis             approximately 10

Source:  IBES 1999, Analysts Est., and (1) Mgmt. Est.]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate

The Growth Upgrade for PHARMACIA CORP. Shareholders

[x] First Tier management with track record of delivering
    on promises
[x] First Tier Pharma sales growth rate
    - First Tier Pharma freshness index
    - First Tier expansion opportunity for blockbuster/young products
    - First Tier margin improvement opportunity
    - First Tier exclusivity profile
[x] Management-driven synergies
[x] First Tier operating margin upside oportunity
[x] First Tier EPS growth story
[x] "Turbo-charged" Pharma -->expanding P/E multiple

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


First Tier Multiple Expansion Opportunity

[Scatter diagram; horizontal axis represents "Estimated EPS Growth"(2) from "10.0%" to "20.0%". Vertical axis represents "P/E"(1) from 20.0x to 40.0x. Each marked spot on diagram represents a corporation. The diagram discloses the following information:

                              Approximate                   Approximate
Company                           P/E                       Est. EPS Growth
-------                       -----------                   ---------------

MRK                           25.0x to 30.0x                10.0% to 12.5%
BMY                           25.0x to 30.0x                12.5% to 15.0%
J&J                           20.0x to 25.0x                12.5% to 15.0%
AHP                           20.0x to 25.0x                12.5% to 15.0%
LLY                           20.0x to 25.0x                       15%
SGP                           25.0x to 30.0x                15.0% to 17.5%
WLA                           20.0x to 25.0x                17.5% to 20.0%
PFE                           30.0x to 35.0x                17.5% to 20.0%
PNU/MTC(3)                    20.0x to 25.0x                 17.5% to 20.0%]

(1)  As of 1/26/00, IBES year 2000 est.
(2)  Source: JP Morgan, 5 year CAGR from 2000
(3) Based on 1/28/00 closing price and mid-point of Mgmt. Est. 2000E EPS range ($1.55-$1.62 EPS)

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


How Will Shareholders Know We Have Delivered?



Scorecard December 2002
[x] 3 year record of
    o  20%+ EPS growth (CAGR)
    o  17%+ Rx Sales Growth (CAGR)
[x]  "Turbo-charged" Celebrex growth
[x] Margin upgrade of 500 bp+
[x] First Tier Pipeline value
[x] Insider status in all 7 key markets
[x] Partner-of-choice in co-promotion and development deals
[x] Asset value upgrade for Ag
[x] Growing strength -> strategic initiatives

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Pharmacia Corporation

Commercial

Richard De Schutter

Carrie Cox

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Discussion Sequence

o   Tough Questions
o   Growth Story
    -  Products
    -  Pipeline
    -  Global Reach
o   Summary

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Questions on Your Mind...

1)  Lack of Pizzazz?
    -  Merger of two mid-size players creates bigger mid-size player
2)  No Synergy Play?
    -  Minimum overlap
3)  Distraction?
    -  Post mergers result in share loss, not share growth
4)  Celebrex is a "One Trick Pony?"
    -  Vioxx gaining on Celebrex...although first, Searle will not win COX-2 war

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


What's Created...

o   Merger creates "Top Ten / Top Tier" Pharma company
o PHARMACIA CORP. is among fastest growing pharma companies driven by Searle's COX-2 franchise
o   R&D pipeline among best in industry
    -  $2+ Billion R&D budget
    - Continuous product flow from balance of contributors to blockbusters
o Near term launches put differentiated products into high growth disease segments
    - Osteoarthritis, pain, depression, heart failure, gram + infection and cancer
o   Pharma operating margins lift from mid teens to "the twenties" by 2002
o   Low vulnerability to patent expiry throughout decade
o   Top notch proven performers managing enterprise

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Starting from Position of Superior Rx Growth

[Vertical bar graph; horizontal axis indicates name of company and top of each bar indicates percentage of Sept. YTD '99 Sales Growth; a dashed horizontal line intersecting the vertical axis at 10% indicates "Market".
The graph discloses the following information:

Pharmacia                     29%
Warner Lambert                25%
BMS                           16%
Astra Zeneca                  15%
Pfizer                        15%
J&J                           13%
Merck                         12%
Roche                         12%
Glaxo                          8%
Aventis                        6%
Novartis                       4%]


Source: IMS

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


PHARMACIA CORP. Creates Top Ten Pharma Company

Rank   Company               Market Share

1      AstraZeneca           4.5
2      Merck                 4.3
3      Glaxo Wellcome        4.1
4      Aventis               4.1
5      Pfizer                4.1
6      Bristol-Myers Squibb  4.0
7      Novartis              4.0
8      Johnson & Johnson     3.7
9      Roche                 3.1
10     Eli Lilly             3.0


[Graphic: box that states "4/00" points to "Johnson & Johnson", and box that states "12/99" points to "Eli Lilly," in above table]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Products

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Blockbusters/Young Products Drive First Tier Rx Pharma Growth

1999-2002

[Vertical bar graph; horizontal axis indicates "Key Products", "Other Growth", "Decline" and "Total Growth", verticle axis indictes "$ billions", with number of billions printed on top of bar. Chart includes an ellipse stating that "Rx CAGR" is 17%. The graph discloses the following information:

Key Products (Celebrex, Xalatan,
Detrol, Vestra, Valdecoxib,
Zyvox, parecoxib, Camptosar)                      $4.5
Other Growth                                      $1.6
Decline                                           $(0.6)
                                                 -------
Total Growth                                      $5.5

Ellipse stating that "Rx CAGR" is 17%]
(Growth Synergies indicated)]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Category Leadership Where We Compete

o  High quality growth from large number of leading brands


Product       Market Ranging

Celebrex      #1  Arthritis
Ambien        #1  Sleep in US
Xalatan       #1  Glaucoma
Genotropin    #1  Growth Hormone
Detrol        #1  Overactive Bladder
Camptosar     #1  Colon Cancer
Medrol        #1  Steroids

~45% of growth from number one branded products

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Immediate Engines of Growth



                           1999E Sales   Potential Peak Sales
              Exclusivity  ($ Millions) ($ Millions)

Xalatan       2011         $500         $1,000+
Detrol        2012         $325         $1,000+
Camptosar     2007         $290         $500+
Zyvox         2014         2000 Launch  $750+
Celebrex      2013         $1,500       $3,000+

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate



[Xalatan Logo]

o $500+ million, 50%+ growth, #1 US and WW
o 1999 US Glaucoma market NRx +2%, Xalatan NRx +17%
o Successful launch in Japan


Annual Sales
($ Millions)

[Vertical bar graph; horizontal axis indicates "1998", "US", "EU", "Japan" and "1999E". The graph discloses the following information:

1998                $332
US                  [unspecified amount]
EU                  [unspecified amount]
Japan               [unspecified amount]
1999E               $507

[Note: together "US", "EU", and "Japan" equal $175]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate



Xalatan Surpasses Rescula - Japan

o   Japan - 2nd largest Glaucoma market
o   First line therapy in Japan
o   Surpassing Rescula
o   Goal: Surpass timolol

Glaucoma Market Share - Japan

[horizontal line graph; horizontal axis indicates "week" from "1st" to "37th" and vertical axis indicates percentage of "(Share)". Each line represents each of Xalatan, Rescula, Timoptol and Mikelan. The graph indicates the following:

                    1st week             37th week
                    --------             ---------
Xalatan             5-10%                  19.9%
Rescula             25-30%                 18.5%
Timoptol            Approx. 30%            26.2%
Mikelan             Approx. 15%            11.6%

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Xalatan - Significant Added Potential for Growth

o   Superior Profile
    -  Xalatan vs. timolol
    -  Xalatan vs. Alphagan
    -  Xalatan vs. Rescula
o   Xalatan Combo Product
    -  Filed in US: 12/99
    -  PRIORITY REVIEW
o   $1 Billion Potential

[Pie Chart entitled "Glaucoma Market," on botton of pie is written word "Xalatan," pie is divided into two halves, with one half called "Monotherapy" and the other called "Combination therapy"]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


[DETROL LOGO]

o Sales of $325+ million
o #1 OAB product in the US and WW
o Japan filing 2001

Annual Sales

[Chart. Horizontal axis indicates "1998 YTD" and "1999E YTD" for each of "US" and "Europe" and "Latin America". Above each bar is a number in dollars, and an arrow indicating, by country or region, the % increase from "1998 YTD" $ amount to "1999 YTD" dollar amount.

                              1998 YTD            1999E YTD            +$
                              --------            ---------           ---
US                              $95                 $256              169%
Europe                          $29                 $ 64              121%
Latin America                   --                  $  3              440%]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate

Detrol

o  Q4 '99 Detrol NRx
   growth exceeds market
o  Grow share
o  Grow the market


[Bar chart entitled "OAB TRXs - US" with "TRx (000)" on the vertical axis and "Jan 1998," "Jan 1999," and "Dec 1999" on the horizontal axis, providing the following information:

Jan 1998            358
Jan 1999            594
Dec 1999            856

The "Jan 1998" bar is labeled "Competitive Products."  The "Jan 1999" and
"Dec 1999" bars are divided into colored segments labeled "Competitive Products" and "Detrol Market Share" with a "46%" in the colored segments corresponding to "Detrol Market Share."]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate



Detrol - Significant Added Potential for Growth

o New clinical efficacy data Q1 '00
o Searle co-promotion March 1
o Abbott-Alza co-promotion discontinued
o Detrol Once-daily filing Feb '00

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Oncology Franchise
"The New Oncology Challenger"

[CAMPTOSTAR LOGO]

o   $290+ million, 50+% growth
o   First-line NDA filed with survival benefit 10/99; priority review
o   Additional indications

Annual Sales

[Column chart: horizontal axis indicates "1997", "1998" and "1999", and vertical axis indicates "($ millions)". The chart discloses the following information:

1997                154
1998                194  (+26%)
1999                293  (+51%)]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate



Significant Opportunity to Grow Camptosar As We Pursue Other Tumor Types

[Bar chart with "($ Millions)" on the vertical axis and "Taxol," "Paraplatin," "Camptosar," "Gemzar," "Taxotere," "Hycamtin," and "Navelbine" on the horizontal axis, providing the following information:

Taxol               $786 million
Paraplatin          $382 million
Camptosar           $246 million
Gemzar              $214 million
Taxotere            $133 million
Hycamtin            $ 87 million
Navelbine           $ 59 million

Each bar is divided into colored segments labeled "Bladder," "Non Small Cell Lung," "Other Urolog and Diag," "Other Tumors," "Colorectal," "Other Fem Reprod," "Prostate," "Breast," "Small Cell Lung," "Ovarian," "Bone & Sarcoma," "Head & Neck," and "NH Lymphoma."]

Source: Tandem Cancer Audit & IMS Health
MAT Sep 99, US Market

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Zyvox
First of a New Class

o Broad coverage vs. sensitive and resistant Gm+ bacteria
o Oral and IV formulations
o Oral formulation is 100% bioavailable
o Unique mechanism of action
o No evidence of cross-resistance

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate



Zyvox Competitive Comparison

[Chart with horizontal axis indicating column entitled "G+ Efficacy", "IV/Oral Forms", "Tolerability", "Side Effects", and "PE Benefit", and vertical axis indicating the name of a different drug on each row. Each cell has a circle which is either colored green, yellow or red. Green is indicated as "Superiority". The graph discloses the following information:

                              G+        IV/Oral   Toler-    Side      PE
                           Efficacy      Forms    ability   Effects   Benefit
                           --------     -------   -------   -------   -------

[Zyvox logo]                  G            G        G         Y         G
Vancomycin [Generic]          Y            R        G         R         R
Synercid [RPR]                Y            R        Y         Y         R
Dapcin [Cubist]               Y            R        G         Y         R
Ziracin [Schering]            G            R        G         R         R

G=green; R=red; Y=yellow]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate

Antibiotic Market Worldwide

[Pie Chart entitled "Total Market = $22 Billion" -- Sections titled "A/P 4%", "US 31%", "Japan 18%", "EU 26%", "LA 21%". Graphic Arrow points to smaller pie chart entitled "US Gram + Antibiotic Market = $4 Billion" divided into two sections, "Other 40%" and "Gram+ 60%"]

Total Market=$22 Billion

Source:  IMS MAT 9/99

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


US Hospital Patients Treated for Indicated Infections

[ZYVOX LOGO]

[Column Chart: horizontal axis indicates "Community Acquired Pneumonia", "Skin/Soft Tissue Infections", "Sepsis", and "Hospital Acquired Pneumonia", and vertical axis indicates (Millions). The chart discloses the following information.

"Community Acquired Pneumonia"          approximately 2.5
"Skin/Soft Tissue Infections"           approximately 1.5 - 2.0
"Sepsis"                                approximately 1.0 - 1.5
"Hospital Acquired Pneumonia"           approximately 1.0]

          Total Patients Treated:  US = 6.3 Million

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


[Celebrex Logo]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate

Evolution of Celebrex

o   Needleman COX-2 public hypothesis - 1990
o   COX-2 gene clone - 1991
o   Synthesis of celecoxib molecule - October 6, 1993
o   1st dose in humans - March 13, 1995
o   Began regulatory submissions - June 29, 1998
o   FDA approval - December 31, 1998
o   1 Million US TRxs - 51 days after launch
o   10 Million US TRxs - 228 days after launch
o   $1 Billion in global sales - October 4, 1999
o   $1.5 Billion in global sales - December 31, 1991

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate



Celebrex Sets All Time Records

[Bar chart with "NUMBER OF MONTHS FROM SYNTHESIS TO" on the vertical axis and "Synthesis of Molecule," "First Dose in Humans," "NDA Submission," "FDA Approval," and "$1 Billion Sales" on the horizontal axis, providing the following information:

Synthesis of Molecule      between 0 and 10(closer to 0)           Oct 6, 1993
First Dose of Humans       between 10 and 20                       Mar 13, 1995
NDA Submission             between 50 and 60 (closer to 50)        Jun 29, 1998
FDA Approval               between 60 and 70 (closer to 60)        Dec 31, 1998
$1 Billion Sales           approximately 70                        Oct 4, 1999]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


Celebrex Propels Searle to Leading Arthritis Company Globally

Global Arthritis (NSAID) Ranking


[Chart with "#1," "#2," "#3," "#4", "#5," "#6," and "7" on the vertical axis and "1994," "1995," "1996," "1997," "1998," and "3Q99YTD" on the horizontal axis, providing the following information:

          1994      1995      1996      1997      1998      3Q99YTD
#1        Novartis  Novartis  Novartis  Novartis  Novartis  Searle
#2        Roche     AHP       AHP       AHP       Searle    Novartis
#3        AHP       SKB       SKB       SKB       SKB       SKB
#4        SKB       Roche     Roche     Searle    AHP       Roche
#5        Pfizer    Searle    Searle    Roche     Roche     Merck
#6        Sankyo    Sankyo    Sankyo    Sankyo    Sankyo    Sankyo
#7        Searle    Pfizer    Pfizer    Pfizer    Pfizer    AHP

A line links each "Searle" box.]

Source:    IMS World Review Preview Data
           IMS MIDAS

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate



We Never Doubted It

Celebrex...

o is the leading global arthritis treatment in sales and share
o rejuvenated a stagnant arthritis market with 22% USD global growth
o propelled Searle to #1 in arthritis globally
o is the most successful US launch ever

 ...but...

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


 ...what have we done for you lately?

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate



Celebrex Benchmark -- US Cumulative Sales

[Horizontal line graph -- each line representing "Voltaren 08/88", "Celebrex 01/99", "Relafen 02/92", "Vioxx 05/99", Arthrotec 01/98". The end of the Celebrex 01/99 and Vioxx 05/99 lines contain "11/99", horizontal axis indicating months, verticle axis indicating "IMS Sales ($ Millions)". The graph discloses the following information:

                                        Months
                                        ------

                    3                   6                 9               12
                  -----              ------             -----           ------
Voltaren 08/88   $0 - $200         $0 - $200       approx $200      approx $200
                 (but closer
                  to $0)
Celebrex 01/99   approx $200      $400 - $600       $800 - $1,000       --
                                  (but closer
                                  to $600)
Relafen 02/92    $0 - $200        approx $200      approx $200      approx $200
                 (but closer
                 to $0)
Vioxx 05/99      $0 - $200        approx $200             --           --
Arthrotec 01/98  $0 - $200        $0 - $200        approx $200      approx $200
                 (but closer
                 to $0)

IMS Retail and Provide Perspective -- All Channels

Note: Month 1 for Sales may be different than for Prescription/Promotion Voltaren includes Retail and Non-Federal Hospital Channels only]

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate



CELEBREX LEADER IN US COX-2 MARKET

[Bar chart with percentages on the vertical axis and "NRx Volume, "TRx Volume," "# of Coxib Patients," and "$ Share" on the horizontal axis. Each bar extends to "100%" and is divided into colored segments labeled "Vioxx" and "Celebrex." The colored segments labeled "Celebrex" bear writing as follows:

NRx Volume                57%
TRx Volume                63%
# of Coxib Patients       65%
$ Share                   67%]

Sources: IMS National Prescription Audit (All Channels) -- December 1999
         Patient Analysis Study NDC Direct Rx Retail Only -- November 1999

PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

CELEBREX/VIOXX MARKET SHARE

National PBMs (12/17/99 -- 1/7/00)

[Bar chart with "Caremark," "Medco," "PCS," "National Average," "Express Scripts," "DPS," and "Wellpoint" on the vertical axis and percentages on the horizontal axis, providing the following information:

                       National Share -- Vioxx     National Share -- Celebrex

Caremark               17%                        24%
Medco                  16%                        23%
PCS                    14%                        22%
National Average       13%                        21%
Express Scripts        13%                        20%
DPS                    11%                        18%
Wellpoint              9%                         16%]

Data is based on monthly avg. market share & NSAID market definition from IMS
Note: Express Scripts includes Value Rx

PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

CELEBREX/VIOXX MARKET SHARE

National HMOs (12/17/99 -- 1/7/00)

[Bar chart with "National Average," "Anthem," "United Healthcare," "Aetna," "Cigna," "Prudential," "Pacificare," "Humana," and "Foundation" on the vertical axis and percentages on the horizontal axis, providing the following information:

                       National Share -- Vioxx     National Share -- Celebrex

National Average       13%                        21%
Anthem                 12%                        19%
United Healthcare      10%                        16%
Aetna                  9%                         14%
Cigna                  7%                         13%
Prudential             6%                         11%
Pacificare             4%                         9%
Humana                 3%                         8%
Foundation             3%                         6%]

Data is based on monthly avg. market share & NSAID market definition from IMS
Note: Express Scripts includes Value Rx

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

Celebrex Global Performance

Country*                Celebrex                       COX-2 Rank
                        USD Share
                                                -----------------------

                                                     Celebrex vs. Vioxx

------------------------------------------------------------------------

Argentina                   5%                             1           2
Brazil                      5%                             1           2
Canada                     50%                             1           2
Mexico                      7%                             1           2
Switzerland                22%                             2           1
US                         41%                             1           2
Venezuela                   7%                             1           2
------------------------------------------------------------------------
Global                     20%                             1           2

Source:  IMS MIDAS -  November, 1999
* Countries where both products launched and audited data available

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate


Celebrex Market Leadership

/v/ Sales

/v/ NRx
/v/ TRx

/v/ Number of Patients

/v/ #1 in PBM and HMO market share

/v/ Global Performance

/v/ Days therapy per script
    Refill ratio
    Value per script
                                       56

Pharmacia CORP - A First Tier Pharma Competitor with First Tier Growth Rate


Celebrex Gains Nearly 50% More Dollars
per NRx vs. Vioxx

Weekly                   Celebrex           Vioxx          Difference

--------------------------------------------------------------------------

Weighted average

days therapy/TRx          32.0               29.2           10%

Weighted average

WAC/TRx                 $82.31             $70.42           17%

Refill ratio              2.07               1.64           26%
                          1.89*                             15%

$ value/NRx            $170.38            $115.48           48%





Source:  IMS as of Dec '99, Weekly actuals
*Comparable time after launch

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

The Scorecard...Watch These!

                                              Celebrex                Vioxx

----------------------------------------------------------------------------

1999 Total Sales ($B)                           1.5                     0.5

4Q Global Sales Run Rate ($B)                   2.0                     1.0

TRx - 4Q (MMs)                                  5.6                     3.0

NRx - 4Q (MMs)                                  2.8                     1.9

Refill Ratio (YE99)                             2.1                     1.6

Days of Therapy TRx (YE99)                     32.0                    29.2

Value per NRx (YE99)                           $170                    $115

Managed Care Lives                             52.1                     8.0
w/ Preferred status (MMs)

Number of US Patients (MMs)                     6.4                     2.1

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

Turbocharging Celebrex
    Immediate Growth Drivers

o Expanded Marketing

o FAP Promotion

o New data

  - CLASS (outcomes trial)

  - Head to head Vioxx / Celebrex trials

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

Turbocharging Celebrex
   Expanded Marketing

o US Direct-to-Consumer TV branded ads -
   January 2000

o Major European country launches

o Leverage PHARMACIA CORP.'s combined strengths

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

Turbocharging Celebrex

   FAP Promotion

o Untreated FAP leads to colon cancer

o Celebrex first and only agent approved in US for use in FAP

o Proposition: Blocking COX-2 reduces number of polyps, potentially reducing risk of colon cancer

o Demonstrated product safety at 800 mg/day

o Enhances physicians' perception of Celebrex

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

Turbocharging Celebrex

   New Data - CLASS (Outcomes Trial)

o First study of its kind, > 8,000 patients

o Results available early 2000

o Commercial outcomes

  - Confirm and quantify reduced GI risk

  - Additional clinical proof to support
    switch from traditional NSAIDs

  - Communicated through change in
    label warning section

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

Celebrex is Only the Beginning

COX-2 Platform

[Diagram with four rows. The first row is labeled "Other Indications," the second row is labeled "Primary Indications," the third row is a row of ovals on an arrow pointing from left to right, and the fourth row is labeled "Other Opportunities." The "Other Indications" row consists of boxes labeled from left to right "Pain," "GI warning-CLASS," "Juvenile RA," "Other Cancers" above "FAP," and "Alzheimber's." The "Primary Indications" row consists of boxes labeled from left to right "OA, RA," "Pain, OA, RA," "Non-narcotic analgesic," and "Inflammation, Pain." The ovals in the third row are labeled from left to right "Celebrex," "deracoxib," "valdecoxib," "parecoxib," "Diagnostic," and "OTC." The "Other Opportunities" row consists of boxes labeled from left to right "Line extensions," "Veterinary COX-2 inhibitor," and "Cancer, Arthritis, Stroke, Alzheimer's." An arrow points from "Celebrex" to "OA, RA" and an arrow points from "Celebrex" to "Line Extensions." An arrow points from "OA, RA" to "Pain," "GI" "Juvenile RA," "FAP", and Alzheimer's," respectively. An arrow points from "FAP" to "Other Cancers." An arrow points from "deracoxib" to "Veterinary COX-2 inhibitor." An arrow points from "valdecoxib" to "Pain, OA, RA." An arrow points from "parecoxib" to "Non-narcotic analgesic." An arrow points from "Diagnostic" to "Cancer, Arthritis, Stroke, Alzheimer's." An arrow points from "OTC" to "Inflammation, Pain."]

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

Next Generation Within Sight

[Parecoxib Logo, Valdecoxib Logo]

[arrow from upper Parecoxib Logo to lower Parecoxib Logo, arrow from upper Valdecoxib Logo to lower Valdecoxib Logo]

[Single Active Moiety]



[Parecoxib Logo]                    [Valdecoxib Logo]



[Injectable]                              [Oral]

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

Celebrex,  Paracoxib,  and Valdecoxib Expand Market Opportunity ...

[Pie Chart, that indicates the following 1999 Forecasts:

1.    Narcotics                             $2.2

      Injectable (Duregesic,                 9%

      Oxycontin, Percocet,
      Vicodin)

2.    NSAIDS (Celebrex, Vioxx,              $6.0
      Relafen, Voltaren)

      Injectable                              5%

3.    Analgesics (Tylenol,                  $6.0

      Tramal (Ultram), Toradol)

      Injectable (keterolac)                    5%]



                           Total 1999 Sales = $14.2 Billion

Source:  IMS, Franchise/GDT projections

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

 ... and Beyond

OTC                                                            $?B

Pain                                                          $8B+

Cancer      (Prevention, Treatment)                           $?B+


Expanded NSAID Rx (OTC switches, New patient,                 $6B+
                   NSAID intolerant patients,
                   Brand pricing)


Current NSAID Rx        (Convert current users)               $6B

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

Blueprint for COX-2 Franchise Success

[Timeline providing the following information:]

            Event                                           Year
            -----                               -----------------



      Class Results/sNDA sub.(3)                            2000

      Class Results/approval launch(3)                      2000

      Parecoxib NDA(3)                                      2000

      Key European Launches(2)                              2000

      Valdecoxib NDA(3)                                     2001

      Parecoxib Launch(1)                                    2001

      Celebrex Management of Pain U.S. Submission(3)        2001

      Celebrex JRA Approval(3)                              2002

      Japan Launch(2)                                       2002

      Additional Cancer Prevention(3)                       2002

      Valdecoxib Launch(1)                                  2002

      Cancer Treatment, Opthalmic(3)                        2003



(1)  New Product launches

(2)  Country launches

(3)  New indications/Data]

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

Celebrex Leadership Summary

o  Leading global arthritis drug established through record launches

o  Most successful product launch ever in pharmaceutical history

o  Rejuvenated stagnant arthritis market with 22% global growth

o  Lead Merck in virtually every performance metric

o Immediate European launch and rest of world roll-out will leverage PHARMACIA CORP.'s combined muscle

o DTC and life cycle management strategies in place to augment leadership position

o Continued Searle scientific leadership of COX-2 franchise increasingly apparent with 3rd entrant (paracoxib) and 4th entrant (valdecoxib) in sight

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

Turbocharging Celebrex
  FAP - Another Breakthrough

    "... FDA approved two products that can help prevent cancer by treating conditions that frequently precede the onset of the disease.

    One of these products is celecoxib (Celebrex), a non-steriodal anti-inflammatory drug which was last year granted an accelerated approval as a product that promised therapeutic benefit for a life-threatening condition..."

                       - FDA Talk Paper, January 18, 2000

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

Future Growth Pipeline

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate



Pipeline Delivers Continuous Product Flow


2000                               2003
----                               ----
Lunelle                            eplerenone

Aromasin                           Detrol OD

Vestra                             tifacogin

Camptosar 1st Line                 Fragmin (CA)

Axert                              SnET2

Xalatan Combo                      Celebrex (other CA)

Celebrex FAP                       leridistim

Zyvox                              SU5416

                                   SU101

                                   pegvisomant

                                   valdecoxib

                                   parecoxib

                                   Xalatan 1st Line

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

                                  Global Reach

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

Global Critical Mass with Balanced US Presence

1999E Pharmaceutical Geographic Sales Position

P&U


North America            42%

Europe                   36%

Latin America             5%

Japan                    11%

Other                     6%



Searle

North America            75%

Europe                   17%

Latin America             5%

Japan             Not Specified

Other             Not Specified

Pharmacia Corporation

Global Balance

North America            56%

Europe                   28%

Latin America             4%

Japan                     8%

Other                     4%

Source: Company estimates]

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

Leading Global Sales Force in Place to Launch Pipeline

Number of Sales Representatives

[horizontal bar chart depicting the number of sales representatives in the following companies (each company has sales reps from the "US," Key EU," and "Japan"):

                              Key Western European


                                    # of Sales Reps
                                 --------------------
Avantis                                 9,490
Merck                                   8,710
Pfizer                                  8,270
PHARMACIA                               7,250
Glaxo Wellcome                          6,000
Novantis                                5,700




Notes: (1) U.K., Germany, France, Italy

Source: Europe - Strategic Reports, 1/99; US - Scott-Levin as of 12/99

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

Multiple Synergies Drive Profit Improvement

       Sales Synergies                          Cost Synergies

-------------------------------  -------------------------------

o Detrol and Celebrex            o   Searle infrastructure
  co-promotion                      avoidance

o Searle promotion of P&U               - Cancer commercialization
  products in Primary Care              - Hospital  selling
  (e.g.,  Vestra)  and  other           - European  field  force  and
  specialties development center        - Japan clinical development

o Immediate Oncology and          o  Geographic efficiencies
  Institutional customer access      created through greater
                                     scale

o Enhance customer contact        o  Eliminate duplication

                                  o  Searle partnering need
                                     eliminated

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

Summary

o PHARMACIA CORP. joins first tier group of Pharma companies with highest growth rate among top ten

o  $5.5 Billion incremental sales growth by 2002

o Gross margin and operating profit expansion through highly favorable change in product mix

o  7 potential blockbuster drug launches through 2002

o Commercial muscle in place to successfully execute multiple global product launches

o Synergies obtained through combination of greater top line growth, cost avoidance, expense reductions and elimination of Searle partnering need

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

Questions Revisited

o    Pizzazz?           /v/   $5.5 Billion incremental sales
                              growth by 2002

o    Synergy?          /v/   Synergies realized

                              -     12,000 reps worldwide

                              -     Internal muscle for multiple
                                    launches

                              -     Reduced partnering and
                                    profit sharing

o   Distraction?       /v/   Maintain separate sales force
                             identities to retain customer
                             focus

                              -     Physician relationships
                                    kept intact

o   Celebrex?         /v/    Just the beginning - COX-2
                             Franchise is "Stable of Stallions"

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Pharmacia Corporation Logo

R&D

                                 Phil Needleman


                                   Goran Ando

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

PHARMACIA CORP. -
A Top Tier Competitor with First Tier Growth Rate

R&D Strategy and Focus                                        Phil Needleman
Combined Pipeline
Oncology Introduction

Oncology
P&U Pipeline                                                  Goran Ando

Searle Pipeline                                               Phil Needleman
Technology Potential
Conclusion

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

R&D Long Term Objectives

Together we will

o        Focus on areas where we can sustain
         a competitive advantage

o Mobilize resources so that in a chosen therapeutic area we will be first or second to the market with unique products

o        Continuously enrich and extend the portfolio

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Near Term R&D Integration Focus

o        Deliver the 2000 pipeline

o        Leadership (world class) in high value areas

         -        Oncology

         -        Arthritis/Inflammation/Pain

         -        Infectious Disease

o        Comprehensive portfolio analysis

o        Optimization of technology engines

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

R&D Operational Synergies

o        Geographies and cost avoidance

         -        Searle European Development Center

         -        Clinical trials and infrastructure

                    o US, Europe, Japan

o        Efficiencies and cost avoidance

         -        Technology acquisitions
         -        Preclinical Development capacity

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Long Term R&D Goals

o        At least 4 innovative NCE/NBE registered per year

         -        Unmet medical need

         -        Competitive global commercial opportunities

o        Product life cycle management (LCM)

         - Lead, back-up, 2nd generation, new indications, new dosage forms

         -        At  least 4 major LCM projects completed per year

o        Establish and exploit technology platforms

         -        Identify 1 new platform every 3 years

o        Full exploitation of the COX-2 platform

o        Full exploitation of the kinase platform

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

High-Value Late Phase Projects

Registration
       Celebrex (FAP*)                                  Aromasin (breast CA)
       Vestra (depression)                              Zyvox (infect. dis.)
       Xalatan Combo (glaucoma)                         Camptosar 1st Line (CA)

-------------------------------------------------------------------------------

Phase III
       valdecoxib (arth., pain)     parecoxib (pain)
       eplerenone (HF, HTN)         leridistim (CA)
       celecoxib (CA*)              tifacogin (sepsis)
       SnEt2 (macular degen.)       Detrol OD (overactive bladder)
       Fragmin (CA)                 SU5416 (CA)
       pegvisomant (acromegaly)
Family Peak year sales estimate    >$250M           >$500M         >$750M

*FAP and other cancers are grouped together

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate


PHARMACIA CORP.

The New Oncology Challenger

[Bar Chart with "Human Population" on vertical axis and "Prevention," "Immunotherapy," "Anti-Angiogenesis" and "Chemotherapy Hormone Therapy Growth Factors" from left to right on the horizontal axis. A straight line begins at the top of the vertical axis and ends at the right end of the horizontal axis. "Pre-malignant Changes" appears along the straight line above 66% Human Population measured on the vertical axis and in between "Prevention" and "Immunotherapy" measured on the horizontal axis. "Early Malignancy" appears along the straight line at 66% Human Population measured on the vertical axis and in between "Immunotherapy" and "Anti-Angiogenesis" measured on the horizontal axis. "Diagnosed Disease" appears along the line at 33% Human Population measured on the vertical axis and in between "Anti-Angiogenesis" and "Chemotherapy Hormone Therapy Growth Factors" measured on the horizontal axis. The triangle formed by the straight line and the horizontal axis and beginning on the left at "Diagnosed Disease" and ending on the right at the right end of the horizontal axis is shaded.]

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate


PHARMACIA CORP.

The New Oncology Challenger

[Bar Chart with "Human Population" on vertical axis and "Prevention," "Immunotherapy," "Anti-Angiogenesis" and "Chemotherapy Hormone Therapy Growth Factors" from left to right on the horizontal axis. "Cox-2" is listed beneath "Prevention." "ProGP" and "A2 Vaccine" are listed beneath "Immunotherapy." "Kinase Inhibitors," [the greek letter alpha followed by a subscript letter "v" followed by the greek letter beta followed by a subscript numeral "3"] and "MMP" are listed beneath "Anti-Angiogenesis." "Cytotoxics," "Leridistim," "TPO" and "ProGP" are listed beneath "Chemotherapy Hormone Therapy Growth Factors." A straight line begins at the top of the vertical axis and ends at the right end of the horizontal axis. "Pre-malignant Changes" appears along the straight line above 66% Human Population measured on the vertical axis and in between "Prevention" and "Immunotherapy" measured on the horizontal axis. "Early Malignancy" appears along the straight line at 66% Human Population measured on the vertical axis and in between "Immunotherapy" and "Anti-Angiogenesis" measured on the horizontal axis. "Diagnosed Disease" appears along the straight line at 33% Human Population measured on the vertical axis and in between "Anti-Angiogenesis" and "Chemotherapy Hormone Therapy Growth Factors" measured on the horizontal axis. The triangle formed by the straight line and the horizontal axis and beginning on the left at "Diagnosed Disease" and ending on the right at the right end of the horizontal axis is shaded.]

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Unique tumor antigens (TAAs)          ------>     Oncology Candidates

     [arrow pointed down]

Target selection by differential                  Incyte and Celera databases
gene expression of tumors versus      ------>     and Synteni microarrays
normal

     [arrow pointed down]

Candidate Genes prioritized           ------>     Bioinformatics

     [arrow pointed down]

Clone full length of                  ------>     Molecular biology
selected TAAs

     [arrow pointed down]

Target validation: Manipulate                     CAT Antibodies
protein expression                    ------>     Sequitur Antisense
and function (cells and                           oligos
animal models)                                    Lexicon Transgenic mice

     [arrow pointed down]

Design therapy: Therapeutic                       Animal pharmacology
antibody, epitope vaccine or          ------>     and tumor disease models
small molecules based                             Epimmune - Epitope
on validated target                               vaccines

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

PHARMACIA CORP.

The New Oncology Challenger

COX-2                                           ------------> Cancer prevention

Novel protein     ProGP/A2 vaccine              ------------> Bio- and Immun-
therapeutics      Leridistim                                  ologics
                  TPO, ProGP

Kinase platform   SU-5416                       ------------> Signal transduc-
                  SU-6668                                     tion

Anti-metastic     MMPI           COX-2          ------------> Anti-
                  PNU-248686     [greek letter                angiogenesis
                                 alpha]v[greek
                                 letter beta]3

Tumor-selective   PNU-159548                    ------------> Cytotoxics
cytotoxic         PNU-166148
                  PNU-166196

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

PHARMACIA CORP.
The New Oncology Challenger

         SU5416

         o        Angiogenesis inhibitor (VEGF)

         o        Late-stage trials ongoing:

                  -        Colorectal cancer

                  -        Lung cancer

                  -        Kaposi sarcoma

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

KS Treatment with SU5416

[Four photographs showing a partial view of the face of a man at "Day 0," "4 weeks," "8 weeks" and "12 weeks."]

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

CAMPTOSAR(R)

       o        Established treatment of choice

       o        1st Line use - sNDA: 10/99

       o        Priority review

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate


Camptosar 1st Line - Survival

[Chart with "Probability" ranging from 0.0 to 1.0 on the vertical axis and "Months" ranging from 0 to 30 on the horizontal axis. The words "Study V303" and "P=0.032" appear on the chart. A blue line labeled as "CPT-11/5-FU/LV (N=198)" begins at the point on the graph measured as 1.0 Probability and 0 Months and continues (not in a straight line) to the point on the graph between 0.2 and 0.3 on the vertical axis (closer to 0.2) and between 24 and 30 on the horizontal axis (closer to 30). A red line labeled as "5-FU/LV (N=187)" begins at the point on the graph measured as 1.0 Probability and 0 Months and continues (not in a straight line) to the point on the graph between 0.1 and 0.2 on the vertical axis (closer to 0.2) and between 24 and 30 on the horizontal axis.]

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

The New Oncology Challenger

Building a Continuum in Cancer Therapies

Advanced        2nd Line           1st Line        Adjuvant         Prevention

---------------------------------------------------------->
                 Cytotoxic

---------------------------------------------------------->
                 Hormonal

---------------------------------------------------------------------------- >
                 Cytostatic
---------------------------------------------------------->
                 Supportive Care

                                                                  ---------- >
                                                                  Prevention

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

P&U in 2000
     Approved/
     Approvable             Filed                    2000 Filing

     -------------------------------------------------------------------------
     Ellence                Zyvox                    pegvisomant
     Aromasin               Axert                    Detrol OD
     Vestra                 Xalatan FC               Fragmin Onc
     Lunelle                Detrol                   SnET2
                            (label change)           SU5416
                            Camptosar
                            (1st Line)
                            Genotropin (PWS)
                            Caverject DC

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

ZYVOX

o        Pneumonia

         - Community-acquired

         - Hospital acquired

o        Skin and soft tissue infections

         - Uncomplicated

         - Complicated

o        MRSA infections

o        VRE infections

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate


Zyvox - Community-Acquired Pneumonia (CAP)

o        Equivalent to ceftriaxone/cefpodoxime
         in adults with CAP

o        Comparable to c/c in eradicating
         S. pneumoniae (including PRSP) and
         S. aureus

o In uncontrolled studies, Zyvox cured >95% of children hospitalized with CAP

o        Superior to c/c in CAP and associated bacteremia

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Zyvox (Trial 33) CAP with Associated Bacteremia

[Bar Chart with percentages on the vertical axis and "Evaluation of Therapy" and "Therapeutic Outcome" on the horizontal axis, providing the following information:

                               Evaluation of Therapy      Therapeutic Outcome

Zyvox                          96.7%                      93.3%
Ceftiaxone/Cefpodoxime         73.9%                      69.6%]

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate


Zyvox - Hospital Acquired Pneumonia (HAP)

o Equivalent to vancomycin for adults with HAP (with concomitant drugs for gram negative coverage)

o        Comparable to vancomycin in eradicating
         S. pneumoniae and S. aureus

o        Effective in eradicating MRSA in HAP

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Zyvox - More Patients Discharged in the First Week

[Bar Chart with percentages on the vertical axis and "Zyvox" and "Vancomycin" on the horizontal axis, providing the following information:

Zyvox                   31%
Vancomycin              12%]

MRSA Trial (Clinical Evaluation)

P less than 0.01

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate


Xalatan

o        Xalatan + timolol (fixed combination)
         an important addition to the Xalatan family

o        NDA submitted in US and EU

o        Priority Review in US

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Xalatan Combo - Efficacy in Glaucoma

Study 004
P=0.001

[Chart with "Diurnal IOP (mmHg)" ranging from 18 to 23 on the vertical axis and weeks on the horizontal axis, providing the following information:

           Week 0           Week 2           Week 13             Week 26

Combo    between 21   between 18 and 19  between 19 and 20   between 19 and 20
         and 22       (closer to 19)     (closer to 19)      (closer to 19)

Xalatan  between 22   between 20 and 21  between 20 and 21   between 20 and 21
         and 23       (closer to 21)     (closer to 21)

timolol  between 22   between 21 and 22  between 21 and 22   between 21 and 22]
         and 23

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate


Detrol

o        Label claim incontinence: 12/99

o        Detrol OD - NDA in US/EU: 2/00

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate


Detrol - Study 007

o        1500 patients:
         largest-ever pivotal trial in OAB

o        Placebo, Detrol 2 mg BID, Detrol 4 mg OD

o        12 weeks treatment

o        Primary endpoint: incontinence

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate


Detrol OD Reduces Incontinence Episodes

[Bar Chart with percentages on the vertical axis and "OD," "IR," and "Placebo" on the horizontal axis, providing the following information:

OD                between -50% and -60% (closer to -50%)      P=0.0001
IR                between -40% and -50% (closer to -50%)      P=0.005
Placebo           approximately -30%]

Study also shows:
o  Reduced micturitions
o  Increased volume voided
o  Reduced # pads used

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Detrol and Detrol OD Are Well Tolerated

[Bar Chart with "Dry Mouth" on the vertical axis and "OD," "IR," and "Placebo" on the horizontal axis, providing the following information:

OD               23%
IR               30%
Placebo          8%]

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate


New Vestra(TM)

o        Selective NRI for depression

o        Unique mode of action

o        Good side effect profile

o        QD formulation in development

o        1999: Approvable letter

o        2000: Launch

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate



Searle Focus Over Next 12-18 Months


o  Celebrex
   - CLASS (outcomes trial) sNDA
   - pain sNDA

o  Parecoxib NDA

o  Valdecoxib NDA

o  Leridistim BLA

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

COX-2 Inhibitor Technology Platform

[Diagram with four rows. The first row is labeled "Other Indications," the second row is labeled "Primary Indications," the third row is a row of ovals on an arrow pointing from left to right, and the fourth row is labeled "Other Opportunities." The "Other Indications" row consists of boxes labeled from left to right "Pain," "GI warning-CLASS," "Juvenile RA," "Other Cancers" above "FAP," and "Alzheimer's." The "Primary Indications" row consists of boxes labeled from left to right "OA, RA," "Pain, OA, RA," "Non-narcotic analgesic," and "Inflammation, Pain." The ovals in the third row are labeled from left to right "Celebrex," "deracoxib," "valdecoxib," "parecoxib," "Diagnostic," and "OTC." The "Other Opportunities" row consists of boxes labeled from left to right "Line extensions," "Veterinary COX-2 inhibitor," and "Cancer, Arthritis, Stroke, Alzheimer's." An arrow points from "Celebrex" to "OA, RA" and an arrow points from "Celebrex" to "Line Extensions." An arrow points from "OA, RA" to "Pain," "GI warning-CLASS," "Juvenile RA," "FAP," and "Alzheimer's," respectively. An arrow points from "FAP" to "Other Cancers." An arrow points from "deracoxib" to "Veterinary COX-2 inhibitor." An arrow points from "valdecoxib" to "Pain, OA, RA." An arrow points from "parecoxib" to "Non-narcotic analgesic." An arrow points from "Diagnostic" to "Cancer, Arthritis, Stroke, Alzheimer's." An arrow points from "OTC" to "Inflammation, Pain."]

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate


NSAIDs Non-Specifically Inhibit
Cyclooxygenases in vivo

                     In vivo ED50(mg/kg)
                     -------------------

                      COX-1*    COX-2#

-------------------------------------------------------------------

Indomethacin           0.1      0.2
Naproxen               0.1      1.3
Ibuprofen              0.2      2.5
Aspirin                3.7       30
Diclofenac             0.3      0.8
Etodolac               0.2      5.1
Nabumetone (6-MNA)      14       22
Piroxicam              0.1      0.9
Meloxicam              0.7        1
Celecoxib              >200     0.2
Rofecoxib              >200     1.2
Valdecoxib             >200    0.06

* Gastric PGs
# Air Pouch PGs

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate


Scientific Leadership vs Vioxx

Celebrex                                    Vioxx

o  Chronic anti-inflammatory                o  OA, Acute pain and dysmennorhea
   (OA/RA)

o  Maximum efficacy established             o Maximum efficacy dose unclear for
   with clear dosing (200 mg OA)              OA, pain and RA (12.5/25/50 mg ?)

o  Safety established at 2-4x               o  Contraindicated in Europe at
   therapeutic dose                            highest dose (50 mg)

o  No dose related side effects             o  Dose related side effects with
   with chronic use (renal/CV)                 chronic use (renal/CV)

o  FAP indication                           o  No cancer related data

o  No interaction with methotrexate         o  Interaction with methotrexate
   and ACE inhibitors                          and ACE inhibitors

o  Can be used with low dose                o  No data with low dose aspirin
   aspirin

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate


Use of COX-2 Inhibitor
in Colon Cancer Prevention

o   Epidemiology with NSAIDs

    -    Reduction in adenoma incidence; carcinoma incidence;
         and cancer-associated mortality

    - Celebrex has a significantly better safety profile than NSAIDs which had limited use

o   COX-2 is over expressed in all stages of epithelial cancers

o Celebrex reduces colon adenoma and cancer development in animals with chemically or genetically induced colon cancer

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate


FAP Regression

[Bar Chart with "Percent Change from Baseline" on the vertical axis, "Number of Colorectal Polyps" on the top horizontal axis, and "Randomized" on the bottom horizontal axis, providing the following information:

            Percent Change from Baseline                                    N

Placebo     approximately -5, with a "t" extending to between               15
            -5 and -10
100 mg BID  between -10 and -15, with a "t" extending to between            32
            -15 and -20
400 mg BID  between -25 and -30 (closer to -30), with a "t"                 30
            extending to between -30 and -35

The "400 mg BID" bar cites a footnote that reads "p=0.004 versus placebo"]

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

COX-2 Cancer Prevention Strategy

Clinical Studies with NCI

o        Familial Adenomatous Polyposis (FAP)

         -    Completed and approved

o        Hereditary Non-Polyposis Colorectal Cancer (HNPCC)

o        Sporadic Adenomatous Polyposis (SAP)

o        Actinic Keratosis (skin cancer)

o        Barrett's Esophagus (esophageal cancer)

o        Bladder cancer

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate


Parecoxib/Valdecoxib Summary

o    Effective analgesic COX-2 inhibitors

     -    Efficacy comparable to ketorolac, ibuprofen, mild opiates

     -    Duration of action longer

     -    Pre-emptive efficacy

     -    Target product profile - narcotic sparing

     -    Absence of opiate side effects (CNS, GI, Resp.)

o    Safety profiles consistent with COX-2 selective mechanism of action

     -    Does not effect platelet function or GI mucosa

o    Profile supports use for providing effective, safe perioperative analgesia

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Parecoxib IV Dental Pain Study

Pain Intensify Difference (Categorical)

[Chart with "Mean Score" ranging from -0.5 to 1.5 on the vertical axis, and "Hours" ranging from 0 to 24 on the horizontal axis.

A red line labeled as "Parecoxib 50 mg IV" begins at a point on the graph between 0.5 and 1 on the vertical axis and 0 on the horizontal axis and continues (not in a straight line) up to a peak point (between 1 and 1.5 on the vertical axis (closer to 1.5) and approximately 2 on the horizontal axis) and then declines (not in a straight line) to a point on the graph between 1 and 1.5 on the vertical axis (closer to 1) and 24 on the horizontal axis.

A blue line labeled as "Parecoxib 20 mg IV" begins at a point on the graph between 0.5 and 1 on the vertical axis and 0 on the horizontal axis and continues (not in a straight line) up to a peak point (between 1 and 1.5 on the vertical axis and approximately 3 on the horizontal axis) and declines (not in a straight line) to a point on the graph between 0.5 and 1 on the vertical axis and 24 on the horizontal axis.

A pink line labeled as "Ketorolac 30 mg IV" begins at a point on the graph between 0.5 and 1 on the vertical axis and 0 on the horizontal axis and continues (not in a straight line) up to a peak point (between 1 and 1.5 on the vertical axis (closer to 1.5) and approximately 5 on the horizontal axis) and declines (not in a straight line) to a point on the graph between 0.5 and 1 on the vertical axis and 24 on the horizontal axis.

A brown line labeled as "Parecoxib 10 mg IV" begins at the point on the graph between 0.5 and 1.0 (closer to 0.5) on the vertical axis and 0 on the horizontal axis and continues (not in a straight line) up to a peak point (between 0.5 and 1 on the vertical axis (closer to 1) and approximately 2 on the horizontal axis) and declines (not in a straight line) to a point at approximately 0.5 on the vertical axis and 24 on the horizontal axis.

A green line labeled as "Placebo" begins at the point on the graph between 0 and
0.5 on the vertical axis (closer to 0) and 0 on the horizontal axis and declines (not in a straight line) to a point on the graph between -0.5 to 0.0 on the vertical axis and 24 on the horizontal axis.]

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate


Parecoxib

Incidence of Gastroduodenal Ulcers

[Bar Chart with "% of Subjects" on the vertical axis and ""Placebo," "Parecoxib BID 20 mg IV," "Parecoxib BID 40 mg IV," "Ketorolac 30 mg IV QD," and "Naproxen 500 mg PO BID" on the horizontal axis, providing the following information:

Placebo                          0
Parecoxib BID 20 mg IV           between 0 and 10 (closer to 0)
Parecoxib BID 40 mg IV           0
Ketorolac 30 mg IV QD            between 30 and 40 (closer to 40)
Naproxen 500 mg PO BID           between 10 and 20 (closer to 20)

The "Ketorolac 30 mg IV QD" bar cites a footnote that reads "Significantly different from placebo and parecoxib; P less than 0.001. The "Naproxen 500 mg PO BID" bar cites a footnote that reads "Significantly different from placebo and parecoxib; P less than 0.025]

PHARMACIA CORP - A First Tier Pharma Competitor with First Tier Growth Rate

Valdecoxib

Pain Relief

[Chart with "Pain Relief" ranging from 0 to 3 on the vertical axis and "Hours" ranging from 0 to 24 on the horizontal axis.

A light blue line labeled as "Valdecoxib 100 mg" begins at a point on the graph between 0 and 1 (closer to 0) on the vertical axis and 0 on the horizontal axis and continues (not in a straight line) up to a peak point (between 2 and 3 on the vertical axis and approximately 4 on the horizontal axis) and then declines (not in a straight line) to a point on the graph between 2 and 3 on the vertical axis (closer to 2) and 24 on the horizontal axis.

A purple line labeled as "Valdecoxib 40 mg" begins at a point on the graph between 0 and 1 (closer to 0) on the vertical axis and 0 on the horizontal axis and continues (not in a straight line) up to a peak point (between 2 and 3 on the vertical axis and approximately 5 on the horizontal axis) and declines (not in a straight line) to a point on the graph between 1 and 2 on the vertical axis and 24 on the horizontal axis.

A blue line labeled as "Valdecoxib 20 mg" begins at a point on the graph between 0 and 1 (closer to 0) on the vertical axis and 0 on the horizontal axis and continues (not in a straight line) up to a peak point (approximately 2 on the vertical axis and approximately 2 on the horizontal axis) and declines (not in a straight line) to a point on the graph between 1 and 2 (closer to 1) on the vertical axis and 24 on the horizontal axis.

An orange line labeled as "Tylox 10/1000 mg" begins at the point on the graph between 0 and 1 (closer to 0) on the vertical axis and 0 on the horizontal axis and continues (not in a straight line) up to a peak point (approximately 2 on the vertical axis and approximately 2 on the horizontal axis) and declines (not in a straight line) to a point between 0 and 1 on the vertical axis and 24 on the horizontal axis.

A pink line labeled as "Ibuprofen 400 mg" begins at the point on the graph between 0 and 1 (closer to 0) on the vertical axis and 0 on the horizontal axis and continues (not in a straight line) up to a peak point (between 2 and 3 on the vertical axis and approximately 2 on the horizontal axis) and declines (not in a straight line) to a point between 0 and 1 on the vertical axis and 24 on the horizontal axis.

A green line labeled as "Placebo" begins at the point on the graph between 0 and 1 on the vertical axis (closer to 0) and 0 on the horizontal axis and continues (not in a straight line) up to a peak point (between 0 and 1 on the vertical axis and between 0 and 1 on the horizontal axis) and declines (not in a straight line) to a point between 0 and 1 (closer to 0) on the vertical axis and 24 on the horizontal axis.]

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Valdecoxib Phase II Osteoarthritis

WOMAC OA Index at Week 6

[Bar Chart with "Change from Baseline (Mean plus or minus SEM)" on the vertical axis and "Dose (mg)" on the horizontal axis, providing the following information:

             Dose   Change from Baseline                                  n

Placebo       0     between 0 and 20 (closer to 20), with a "t"           82
                    extending to between 20 and 40 and a "t"
                    extending below 0
Valdecoxib    10    between 80 and 100 (closer to 80), with a "t"         79
                    extending toward, but ending before, 100
Naproxen      500   between 80 and 100 (closer to 80), with a "t"         75
                    extending toward, but ending before, 100


The "Valdecoxib" and "Naproxen" bars cite a footnote that reads "Significantly different from placebo; P less than or equal to 0.001"]

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Rationale for RALES

Relevance of Brain Natriuretic Peptide (BNP) in Heart Failure

[Chart with "Cumulative Survival (%)" ranging from 0 to 100 on the vertical axis and "Months" ranging from 0 to 50 on the horizontal axis. "P less than 0.0001" appears on the chart. A green line labeled as "BNP < 73 pg/ml" begins at the point on the graph at 100% on the vertical axis and 0 on the horizontal axis and continues (not in a straight line) to a point between 80% and 100% (closer to 100%) on the vertical axis and between 40 and 50 (closer to 50) on the horizontal axis. A blue line labeled as "BNP> 73 pg/ml" begins at the point on the graph at 100% on the vertical axis and 0 on the horizontal axis and declines (not in a straight line) to a point between 40% and 60% on the vertical axis and approximately 40 on the horizontal axis.]

Plasma BNP level has been shown to be an independent predictor of mortality in heart failure patients (Tsutamoto, 1997)

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

RALES
Randomized ALdactone Evaluation Study

[Chart with "Survival Probability" ranging from 0.40 to 1.05 on the vertical axis and "Months of exposure to Aldactone" ranging from 0 to 36 on the horizontal axis. The words "All Cause Mortality," "Relative Risk 29%" and "p-Value < 0.0001" appear on the chart.

A green line labeled as "Aldactone and Standard Therapy (n=822)" begins at the point on the graph at 1.00 on the vertical axis and 0 on the horizontal axis and declines (not in a straight line) to a point between 0.60 and 0.65 (closer to 0.60) on the vertical axis and between 33 and 36 (closer to 36) on the horizontal axis.

A red line labeled as "Standard Therapy (n=841)" begins at the point on the graph at 1.00 on the vertical axis and 0 on the horizontal axis and declines (not in a straight line) to a point at approximately 0.45 on the vertical axis and between 33 and 36 (closer to 36) on the horizontal axis.

The words "Standard Therapy" cite a footnote that reads "diuretic, ACE inhibitor, digoxin."]

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Eplerenone - Phase II Heart Failure

Clinically Relevant Changes in Brain Natriuretic Peptide (BNP)

[Chart with "pmol/L" ranging from -20 to 0 on the vertical axis and "Baseline" to "Week 12" on the horizontal axis.

A green line labeled as "Placebo" begins at the point on the graph at 0 on the vertical axis and "Baseline" on the horizontal axis and declines (in a straight line) to a point between -4 and -6 (closer to -6) on the vertical axis and "Week 12" on the horizontal axis.

A blue line labeled as "Eplerenone" begins at the point on the graph at 0 on the vertical axis and "Baseline" on the horizontal axis and declines (in a straight line) to a point between -14 and -16 on the vertical axis and "Week 12" on the horizontal axis.

A red line labeled as "Spironolactone" begins at the point on the graph at 0 on the vertical axis and "Baseline" on the horizontal axis and declines (in a straight line) to a point between -16 and -18 (closer to -18) on the vertical axis and "Week 12" on the horizontal axis.]

A significant decrease (p=0.03) in plasma BNP was observed in heart failure patients after 12 weeks of treatment with eplerenone.


Eplerenone 25-100mg; Spironolactone 25mg

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Eplerenone - Phase II Hypertension

[Bar Chart with "mm Hg" on the vertical axis and "Diastolic BP" and "Systolic BP" on the horizontal axis, providing the following information:

                          Diastolic BP                   Systolic BP

Placebo         between 0 and -5 (closer to 0),        between 0 and 5
                with a "t" extending toward, but
                ending before, -5
Eplerenone      between -5 and -10 (closer to -10),    approximately -15, with
                with a "t" extending to between        a "t" extending to
                -10 and -15                            between -15 and -20
Spironolactone  between -5 and -10 (closer to -10),    between -15 and -20,
                with a "t" extending to between        with a "t" extending
                -10 and -15                            toward, but ending
                                                       before, -20

The "Eplerenone" and "Spironolactone" bars cite a footnote that reads "p < 0.05 vs. Placebo, Mean trough cuff (+/- SEM)"]

Selective binding to aldosterone receptors by eplerenone leads to sustained antihypertensive effect throughout 24 hours.

Doses: Eplerenone 200 mg BID, Spironolactone 50 mg BID

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Potential Advantages of a SARA

o    Improved safety profile compared to spironolactone

     -    Gynecomastia, testosterone levels

     -    SARA:
          Selective Aldosterone Receptor Antagonist

o    Unique indications compared to ACE and A-II inhibitors

     -    Mild heart failure

     -    Post heart attack use

o Advantages in hypertension subpopulations compared to ACE and A-II inhibitors

     -    Elderly

     -    Blacks

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate


PHARMACIA CORP. -
New Product Registration Submissions

o    celecoxib            o   eplerenone (HTN)      o   ProGP (CA)
     (CLASS and pain)
                          o   celecoxib (CA         o   tifacogin (sepsis)
o    parecoxib (pain)         prevention SAP)
o    valdecoxib                                     o   eplerenone (HF)
     (arthritis, pain)                              o   celecoxib (CA
                                                        prevention BC and BE)
o    leridistim (CA)

[---------------------[------------------[-------------------------------------
2000                            2001                        2002
o    pegvisomant          o   SU101 (CA)            o   PNU 101387 (schizo)
     (acromegaly)         o   PNU 182716            o   PNU 180110 (ophth)
o    SU5416 (CA)              (diabetes)            o   PNU 95666 (Parkinson's)
o    SnET2 (ophth)        o   TPO (CA)              o   Vestra OD (depression)
o    Detrol Od                                      o   Xalatan FFD (ophth)
     (urology)                                      o   Camptosar NSLC (CA)
o    Fragmin Onc
o    Trelstar (CA)

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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PHARMACIA
CORPORATION

Ag
Hendrik Verfaillie

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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AG BUILT ON HIGHLY PROFITABLE BUSINESSES

Sales

[Bar chart labeled "Sales" with "$ Millions" on the vertical axis and "1996," "1997," "1998," and "1999E" on the horizontal axis, providing the following information:

1996      between $2,000 million and $3,000 million (closer to $3,000 million)
1997      between $3,000 million and $4,000 million
1998      between $4,000 million and $5,000 million (closer to $4,000 million)
1999E     between $5,000 million and $6,000 million (closer to $5,000 million)]

EBITDA

[Bar chart labeled "EBITDA" with "$ Millions" on the vertical axis and "1996," "1997," "1998," and "1999E" on the horizontal axis, providing the following information:

1996      between $800 million and $1,000 million (closer to $1,000 million)
1997      between $1,000 million and $1,200 million (closer to $1,000 million)
1998      between $1,200 million and $1,400 million (closer to $1,200 million)
1999E     between $1,200 million and $1,400 million]

EBIT

[Bar chart labeled "EBIT" with "$ Millions" on the vertical axis and "1996," "1997," "1998," and "1999E" on the horizontal axis, providing the following information:

1996      between $700 million and $800 million (closer to $800 million)
1997      between $800 million and $900 million (closer to $800 million)
1998      between $800 million and $900 million
1999E     approximately $800 million]

Roundup

o  5x next largest herbicide
o  Consistent 18-20% vol. growth
o  More than 50% revenue ex-US

Selective Chem

o  Corn grass herbicides w. good margins
o  New wheat herbicide for brome grass
o  New wheat fungicide for take-all disease

Animal Introduction

o Prosilac is growing at 20% rate
o Very attractive operating margins

Seeds

o #1 soybean position globally
o #2 corn position globally

Biotech Traits

o RR  soybeans at 50+% mkt share in US
o RR  soybeans at 90+% mkt share in Argentine

     Historical basis P&L for Introduction subsidiary

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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AG BUILT ON SOLID CROP CHEMICAL BASE

Net Sales
$Billions

[Bar chart with "Net Sales $Billions" on the vertical axis and "1996, "1997," "1998," and "1999" on the horizontal axis, providing the following information:

1996           between $2.0 billion and $3.0 billion (closer to $3.0 billion)
1997           between $3.0 billion and $4.0 billion
1998           between $4.0 billion and $5.0 billion (closer to $4.0 billion)
1999           between $5.0 billion and $6.0 billion (closer to $5.0 billion)

Each bar is divided into colored segments labeled "Biotech Traits," "Other," "Seed,""Other Chem," and "Roundup."]

o  Biotech Traits
o  Other
o  Seed
o  Other Chem
o  Roundup

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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OUR STRATEGY IS WORKING
EVEN IN A TOUGH AG ECONOMY

(9 months Introduction Revenue 1999 vs. 1998)

[Bar chart with percentages on the vertical axis and "Cyanamid," "DuPont," "Introductionrevo," "Bayer," "Novartis," "Dow," "Zeneca," and "Monsanto" on the horizontal axis, providing the following information:

Cyanamid            -29%
DuPont              -9%
Ag                  -17%
Bayer               3%
Novartis            -12%
Dow                 -5%
Zeneca              -7%
Monsanto            21%

o  Continued Roundup herbicide growth
o  Biotech acres grew 40+%

Source: PhillipsMcDougall and Company Reports

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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IMPRESSIVE EARNINGS GROWTH BUSINESS

EBIT

[Bar chart labeled "EBIT" with "$Millions" on the vertical axis and "1999E," "2000," "2001," and "2002" on the horizontal axis, providing the following information:

1999E     between $700 million and $900 million (closer to $700 million)
2000      between $900 million and $1,100 million (closer to $900 million)
2001      between $900 million and $1,100 million (closer to $900 million)
2002      approximately $1,100 million

The "1999E" bar is labeled "Base Business." The "2000," "2001," and "2002" bars are divided into colored segments labeled "Base Business" and "Seed/Trait."]

EBITDA

["Bar chart" labeled "EBITDA" with "$Millions" on the vertical axis and "1999E," "2000," "2001," and "2002" on the horizontal axis, providing the following information:

1999E     between $1,000 million and $1,200 million
2000      approximately $1,400 million
2001      between $1,400 million and $1,600 million (closer to $1,400 million)
2002      approximately $1,600 million

Each bar is divided into colored segments labeled "EBIT," "Depr.," and "Amort."]


o   Base Business  o   Seed/Trait    o   EBIT    o   Depr.  o   Amort.

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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EARNINGS GROWTH DRIVERS - EBIT

[Bar chart with "$ Millions" on the vertical axis and "1999E," "Roundup," "Seeds," "Biotech Traits," "Other," and "2000" on the horizontal axis, showing that overall growth from "1999E" (between $600 million and $800 million) to "2000" (between $800 million and $1,000 million) is attributable to "Roundup" (positive number), "Seeds" (positive number), "Biotech Traits" (positive number) and "Other" (negative number).]

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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ROUNDUP IS THE FOUNDATION AND DRIVER OF THE BUSINESS

Indexed (1994=100)

VOLUME

[Line chart labeled "26% CAGR" with "Volume" on the vertical axis and "94," "95," "96," "97," "98," and "99E" on the horizontal axis, providing the following information:

94             100
95             between 100 and 150
96             approximately 150
97             between 150 and 200 (closer to 200)
98             between 250 and 300 (closer to 250)
99E            between 300 and 350 (closer to 300)]

PRICE

[Line chart labeled "8.5% CAGR" with "Price" on the vertical axis and "94," "95," "96," "97," "98," and "99E" on the horizontal axis, providing the following information:

94             100
95             between 80 and 100
96             between 80 and 100
97             approximately 80
98             between 60 and 80 (closer to 80)
99E            between 60 and 80 (closer to 60)]


COST

[Line chart labeled "6.6% CAGR" with "Cost" on the vertical axis and "94," "95," "96," "97," "98," and "99E" on the horizontal axis, providing the following information:

94             100
95             between 80 and 120 (closer to 80)
96             between 80 and 120 (closer to 80)
97             between 40 and 80 (closer to 80)
98             between 40 and 80 (closer to 80)
99E            between 40 and 80 (closer to 80)]

GROSS PROFIT

[Line chart labeled "13% CAGR" with "Gross Profit" on the vertical axis and "94," "95," "96," "97," "98," and "99E" on the horizontal axis, providing the following information:

94             100
95             between 100 and 120 (closer to 120)
96             approximately 140
97             between 140 and 160 (closer to 160)
98             between 160 and 180 (closer to 180)
99E            approximately 180]

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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ROUNDUP VOLUME GROWTH DRIVERS

Indexed Volume

(1998=100)

[Bar chart with "Indexed Volume (1998 = 100)" on the vertical axis and "1998 Volume," "Con-Till Practice," "Roundup Ready," "New Uses," and "2002E Volume" on the horizontal axis, showing that overall growth from "1998 Volume" (100) to "2002E Volume" (200) is attributable to "Con-Till Practice" (positive number), "Roundup Ready" (positive number), and "New Uses" (positive number).]

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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WHAT IS CON-TILL?

o Conservation Tillage: A system that leaves a minimum of 30% of the soil surface covered by crop residue by reducing, changing or eliminating tillage to reduce soil degradation.

o    Benefits:

     -    Grower:

          o Reduction of input costs (labor, fuel, equipment usage)
          o Higher soil moisture content; increased yield potential
          o Improved flexibility in different weather patterns

     -    Environmental:

          o Reduced soil erosion
          o Better surface water quality
          o Improved wildlife habitat
          o Reduced carbon gas release
          o Less air pollution

                               Talking Point Only

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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CON-TILL EXPANSION

Millions of acres
630M Acre Potential

[Bar chart with "Millions of acres" on the vertical axis and "1998," "1999E," "2000," "2001," and "2002" on the horizontal axis, providing the following information:

1998              169
1999E             199
2000              241
2001              286
2002              348

Each bar is divided into colored segments labeled "Other areas," "Asia-Pacific," "W. Europe," "Latin America," and "North America."]


o  Other areas

o  Asia-Pacific

o  W. Europe

o  Latin America

o  North America

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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U.S. ONLY COUNTRY WITH PATENT PROTECTION

Indexed (1992=100)

BRAZIL

[Line chart labeled "Brazil" with lines labeled "Volume" and "Price" and "92," "93," "94," "95," "96," "97," "98," and "99E" on the horizontal axis, providing the following information:

        Volume                                 Price

92      100                                    100
93      between 100 and 150 (closer to 150)    between 0 and 150 (closer to 150)
94      between 150 and 300 (closer to 150)    between 0 and 150 (closer to 150)
95      between 150 and 300                    between 0 and 150
96      between 300 and 450 (closer to 300)    between 0 and 150
97      between 450 and 600                    between 0 and 150
98      approximately 750                      between 0 and 150 (closer to 0)
99E     811                                    between 0 and 150 (closer to 0)
                                               (labeled "-54%")


ARGENTINA

[Line chart labeled "Argentina" with lines labeled "Volume" and "Price" and "92," "93," "94," "95," "96," "97," "98," and "99E" on the horizontal axis, providing the following information:

        Volume                                 Price

92      100                                    100
93      between 0 and 500                      between 0 and 500 (closer to 0)
94      between 0 and 500 (closer to 500)      between 0 and 500 (closer to 0)
95      between 0 and 500 (closer to 500)      between 0 and 500 (closer to 0)
96      between 500 and 1000 (closer to 500)   between 0 and 500 (closer to 0)
97      between 1000 and 1500 (closer to 1500) between 0 and 500 (closer to 0)
98      between 2500 and 3000 (closer to 3000) between 0 and 500 (closer to 0)
99E     3418                                   between 0 and 500 (closer to 0)
                                               (labeled "-61%")


US

[Line chart labeled "US" with lines labeled "Volume" and "Price" and "92," "93," "94," "95," "96," "97," "98," and "99E" on the horizontal axis, providing the following information:

        Volume                                 Price

92      100                                    100
93      between 100 and 200 (closer to 100)    between 0 and 100 (closer to 100)
94      between 100 and 200 (closer to 100)    between 0 and 100 (closer to 100)
95      between 100 and 200                    between 0 and 100 (closer to 100)
96      between 100 and 200 (closer to 200)    between 0 and 100 (closer to 100)
97      approximately 200                      between 0 and 100 (closer to 100)
98      between 200 and 300 (closer to 300)    between 0 and 100 (closer to 100)
99E     391                                    between 0 and 100 (closer to 100)
                                               (labeled "-18%")


CANADA

[Line chart labeled "Canada" with lines labeled "Volume" and "Price" and "92," "93," "94," "95," "96," "97," "98," and "99E" on the horizontal axis, providing the following information:

        Volume                                Price

92      100                                   100
93      between 100 and 200 (closer to 100)   between 0 and 100 (closer to 100)
94      between 100 and 200 (closer to 200)   between 0 and 100 (closer to 100)
95      between 200 and 300                   between 0 and 100 (closer to 100)
96      between 200 and 300                   between 0 and 100 (closer to 100)
97      between 300 and 400 (closer to 300)   between 0 and 100 (closer to 100)
98      between 300 and 400 (closer to 400)   between 0 and 100 (closer to 100)
99E     453                                   between 0 and 100 (closer to 100)
                                              (labeled "-32%")

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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US ROUNDUP STRATEGY SOUND AND IN PLACE

o    Worldwide cost and scale leadership

     -    supply agreements
     -    continued cost improvements

o Take advantage of price elasticity by driving con-till adoption and moving into new uses

o    Brand differentiation --> premiums

     -    Roundup Ultra is a proprietary formulation
     -    Additional formulations in development

o    Strong distribution system

     -    Distributor margins aligned with branding strategy

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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OUR SEED PARTNERSHIPS POSITION US
WELL FOR THE FUTURE

                          [Map of World in background]

NORTH AMERICA               EUROPE/AFRICA
o     Corn #2               o     Wheat #1
o     Soybeans #1           o     Oilseeds #1
o     Cotton #1             o     Cotton #1

                                                       ASIA
                                                       o     Corn #1
                                                       o     Cotton #1

LATIN AMERICA
o     Corn #1
o     Soybean #1

PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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SEEDS/TRAITS BUSINESS DRIVEN BY CORN AND SOYBEANS
REVENUE GROWTH (99-02)

[Bar chart with "$ Millions" on the vertical axis and "1999," "Corn," "Soy," "Other," and "2002" on the horizontal axis, showing that overall growth from "1999" (between $1,500 million and $2,000 million, closer to $1,500 million) to "2002" (between $2,500 million and $3,000 million, closer to $2,500 million) is attributable to "Corn" (positive number), "Soy" (positive number), and "Other" (positive number).]

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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NEAR-TERM SEED BUSINESS PROFITABILITY DRIVERS

o     Volume/Margin Drivers

     - Seed product mix - Brazil and Asia corn markets shift from varietals to hybrids
     -    25% increase in biotech acres between `99-02

o     Cost Drivers

     -    $225M over 3 years

          o Seed production and handling technology improvements
          o Production and administrative people reductions
          o Facility rationalization

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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WORLDWIDE BIOTECH TRAIT ACREAGE

Million Acres

[Bar chart with "Millions of Acres" on the vertical axis and "1996, "1997," "1998," and "1999" on the horizontal axis, providing the following information:

1996           3
1997           18
1998           58
1999           86

The "1996" bar is divided into colored segments labeled "Bollgard" and "RR Soybeans." The "1997" bar is divided into colored segments labeled "RR Canola," "Yieldgard," "RR Cotton," "Bollgard," and "RR Soybeans." The "1998" and "1999" bars are divided into colored segments labeled "Stacked Cotton," "RR Canola," "RR Corn," "Yieldgard," "RR Cotton," "Bollgard," and "RR Soybeans."]


o     Stacked Cotton
o     RR Canola
o     RR Corn
o     Yieldgard
o     RR Cotton
o     Bollgard
o     RR Soybeans

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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EARLY INDICATIONS FOR 2000 PLANTINGS

      SEPT -- OCT `99              OCT -- NOV `99            DEC '99 -- JAN '00

      1999 HARVEST -->           MARKET RESEARCH -->           EARLY ORDERS

o     99% elevators         o  2 rounds of mkt         o  Consistent with mkt
      accepted export          research data yielded      research, early orders
      approved grain           consistent results         indicate biotech
o     Niche mkt developed   o  Customer                   acreage flat to up
      at less than 1% of       satisfaction again at      in 2000
      total market             90%+ for RR soybeans
o     Few examples of          and corn
      premiums for
      non-biotech
o     All major processors
      accepted biotech grain

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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WORLDWIDE REGULATORY AUTHORITIES
AFFIRM SAFETY OF BIOTECH

                          [Map of World in background]

                         51+ approvals in United States
                             38+ approvals in Canada
                             30+ approvals in Japan
                         12 approvals in European Union
                              3 approvals in Mexico
                            3 approvals in Argentina
                            3 approvals in Australia
                              1 approval in Brazil
                                1 approval in CIS

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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US CONSUMERS ARE NOT INDICATING CONCERN ABOUT BIOTECHNOLOGY

What, if anything, do you feel are the greatest threats to the safety of the food you eat?

                      US    Canada   Brazil    UK    Germany  France   Japan

Food
handling/storage     39       25      34       15      17        7       4

Pesticides           37       37      69       32      42       34      27

Bacterial
contamination        21       18      25       11      23       10       5

Artificial
ingredients           7       12      21       10      17       10      25

GM Foods              2        9       1       21      15       19      11

Disease from
animals               2        3      13        9      30       18       1

[The "Pesticides" and "GM Foods" rows are highlighted.]

Unaided - voluntary responses; November, 1999

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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OUR PLAN IS ACHIEVABLE - UPSIDES/DOWNSIDES

                                                                 IMPACT

      Biotech Improvement                                          +++
      Economic Stabilization in Brazil                             ++
      Roundup Pricing/Elasticity                                   ++
      Roundup Pricing                                              (-)
      Further Biotech Slowdown                                     (-)

 PHARMACIA CORP -- A First Tier Pharma Competitor with a First Tier Growth Rate

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SUMMARY

|X| Industry Leader in Herbicides with substantial elasticity and growth remaining

|X|  World leading seed business

|X|  Leading Biotech business with great potential

|X|  Industry leading pipeline

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Pharmacia Corporation

Financials

Chris Coughlin

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Financial Highlights

o Financial performance driven by a patent protected portfolio of pharmaceutical products and the strong Ag Roundup franchise

o    Company profit margin will expand from 15% to 20% by 2002

o Additional earnings leverage will result from debt reduction and improved tax rate

o Ag has consistently delivered strong performance and maintains a bright future

o Pharmaceutical growth coupled with the planned partial Ag IPO provide valuation and P/E multiple expansion opportunities

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

PHARMACIA CORP. Should Exhibit First Tier Growth in Sales and Earnings

($ Millions
except per share data)

           1999E         2000            2001            2000          CAGR
          Proforma*                                                   (99-02)
Sales     $16,500      $19,000+        $22,000+        $25,000+       13-15%
EPS       $1.25       $1.55-1.62      $1.90-1.95      $2.30-2.40        20%+




* Proforma 1999 PHARMACIA CORP. from consensus analysts est.

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

PHARMACIA CORP.'s Profit Will be Driven by Pharmaceuticals

($ Millions)           1999Est        % of Total     2002        % of Total
--------------------------------------------------------------------------------

Sales
  Rx/Other Pharma      11,200          68%           17,000+     >70%
  Ag                    5,200          32%            7,000+     <30%
                       ---------------------------------------------------------
                       16,400         100%           25,000+     100%
EBIT
  Rx/Other Pharma       1,750          71%            3,500++     78%
  Ag                      700          29%            1,000+      22%
                       ---------------------------------------------------------
                        2,450         100%            4,500+     100%

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate PHARMACIA CORP. Sales Growth

                            Sales                      CAGR
                            1999E                      (99-02)
--------------------------------------------------------------
Rx                          $  9,500                    16-18%
Other Pharma                $  1,700                      6-7%
                              ------                   -------
Total Pharma                $ 11,200                    14-15%
Ag                          $  5,200                    10-12%
                              ------                   -------
Total Company               $ 16,400                    13-15%

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Pharmaceuticals Profitability Driven by Sales Growth and Margin Expansion

($ Millions)      1999Est       2000        2002         Comments
--------------------------------------------------------------------------------
Sales             $11,000+      $13,000+    $17,000+     Growth driven by new
                                                         product launches
GM                77%           79%         81%          Higher margin new
                                                         products
SG&A              42%           42%         41%          Synergies, help fund
                  $4,500+                   $7,000+      product launches
                                                         without partnering
R&D               19%           18%         17%          First Tier Spend,
                  $2,000+                   $3,000+      synergies drive
                                                         spending growth lower
                                                         than sales
EBIT              16%           19%         22%          First Tier Growth

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Ag Subsidiary Profitability Grounded in Solid Roundup Base

($ Millions)      1999 Est      2000        2002         Comments
--------------------------------------------------------------------------------
Sales             $5,000+       $6,000+     $7,000+      Roundup growth, traits
                                                         represent 6% of sales
                                                         over the period
GM                51%           51%         47%          Roundup pricing/volume
                                                         strategy
SG&A              27%           26%         24%          Margin improvements
                                                         from seed integration,
                                                         volume growth and
                                                         reduced amortization
R&D               11%           10%         9%           Steady level of
                                                         investments
EBIT              13%           15%         15%          Continued growth

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Ag Will Grow on Solid Foundation (99-02)

[Bar chart with "Revenue" in millions of dollars on the vertical axis and 1996, 1997, 1998, 1999E and 2002 on the horizontal axis, providing the following information:

1996 between $2,000 million and $4,000 million (closer to $2,000 million) 1997 between $2,000 million and $4,000 million (closer to $4,000 million) 1998 between $4,000 million and $6,000 million (closer to $4,000 million)
1999E     between $4,000 million and $6,000 million
2002      between $6,000 million and $8,000 million]

[Bar chart with "EBIT" in millions of dollars on the vertical axis and 1996, 1997, 1998, 1999E and 2002 on the horizontal axis, providing the following information:

1996      between $600 million and $800 million (closer to $800 million)
1997      between $800 million and $1,000 million (closer to $800 million)
1998      between $800 million and $1,000 million (closer to $800 million)
1999E     approximately $800 million
2002      between $1,000 million and $1,200 million]

[Bar chart with "EBITDA" in millions of dollars on the vertical axis and 1996, 1997, 1998, 1999E and 2002 on the horizontal axis, providing the following information:

1996      between $500 million and $1,000 million (closer to $1,000 million)
1997      approximately $1,000 million
1998      between $1,000 million and $1,500 million (closer to $1,000 million)
1999E     between $1,000 million and $1,500 million
2002      between $1,500 million and $2,000 million (closer to $1,500 million)]

||   Roundup volume gross 18-20% per annum while price reduced 8% per year

|| Biotech acres grow 7% compounded between 1999 and 2002 with no European plantings

||   Seed product mix shifts to higher margin hybrids (Asia and Latin America)

||   Seed integration saves $225M over 3 years

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

PHARMACIA CORP. Financial Summary - Total Company

($ Millions)      1999          2000        2002         Comments
--------------------------------------------------------------------------------
Sales             $16,000+      $19,000+    $25,000+     75% of sales growth
                                                         Pharma
GM                69%           70%         71%          Pharma product mix,
                                                         Roundup price decline
SG&A              37%           37%         36%          Synergies fund product
                                                         launches
R&D               17%           15%         15%          $1 Billion increase
                  $2,500+                   $3,500+
EBIT              15%           18%         20%
Net Income        9%            11%         13%          Interest expense and
--------------                                           tax rate reduction
Effective Tax
Rate              32%           32%         31%

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Cost Synergies of $600M Will Phase in Over Three Years

[Bar chart with cost synergies in millions of dollars on the vertical axis and 2000, 2001 and 2002 on the horizontal axis providing the following information:

2000 between $100 million and $200 million (closer to $100 million)

2001 between $300 million and $400 million (closer to $400 million)

2002 $600 million (broken down in three parts: $125 million, $200 million and $275 million)]

SG&A

||    Consolidate Corp and Pharma HQ to Peapack, NJ

||    Admin saving in 25 key markets worldwide

||    Reduce Sales Force expansion of Searle Europe and P&U US

R&D

||    Geographies and cost avoidance

      ||    Searle European Development Center

      ||    Clinical trials and infrastructure

           ||   US, Europe, Japan

||   Efficiencies and cost avoidance

           ||   Technology acquisitions

           ||   Preclinical Development capacity

Manufacturing/Distribution

||    Consolidate distribution in major markets worldwide

||    Procurement savings

||    Improved capacity utilization

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Synergy

($ Millions)         Cost Base           Estimated           % of
                     1999E               Savings             Cost Base
--------------------------------------------------------------------------------
SG&A
  Total Co.          6,100                                   5%
  Pharma             4,700               275                 6%
R&D
  Total Co.          2,700                                   7%
  Pharma             2,100               200                 10%
COGS
  Total Co.          5,200                                   2%
  Pharma             2,600               125                 5%
--------------------------------------------------------------------------------
Total Co.            14,000                                  4%
Pharma               9,400               600                 6%


                                             BOOK ONLY

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Cost Synergies Pharma and Corporate
(Estimates)

Distribution of Savings

[Pie chart depicting the "Pharma" piece greater than the "Corporate" piece.]

$600 Million Total

% of Pharmaceutical Cost Base

[Bar chart with categories on the vertical axis and percentages ranging from 0% to 20% on the horizontal axis, providing the following information:

Administration     approximately 20% (all cost reduction)

Distribution       between 10% and 15% (all cost reduction)

R&D between 5% and 10% (closer to 10%) (part cost reduction and part cost avoidance)

Sales              between 0% and 5% (closer to 5%) (all cost avoidance)

Marketing          between 0% and 5% (closer to 5%) (part cost reduction and
                   part cost avoidance)

Manufacturing      between 0% and 5% (closer to 5%) (part cost reduction and
                   part cost avoidance)

Total between 5% and 10% (closer to 5%) (part cost reduction and part cost avoidance)]





                                             BOOK ONLY

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Merger Cost Synergies


[Bar chart with "% of Combined Pharma Sales" on the vertical axis and companies on the horizontal axis, providing the following information:

PHARMACIA               5.3%

Glaxo SmithKline        5.4%

Pfizer/Warner           5.6%

Sanofi/Synthelabo       6.5%

AstraZeneca             8.6%]

Source:  JP Morgan

                                             BOOK ONLY

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Pharmaceuticals Business Profit Margin

[Bar chart with percentages ranging from 10% to 25% on the vertical axis and profit margin components on the horizontal axis, providing the following information:

1999 Operating Margin   16.0%

Cost Synergies           3.0%

Revenue Synergies        1.5%

Portfolio Mix            1.5%

2002 Operating Margin   22.0%]

                                             BOOK ONLY

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Debt Reduction Drives Lower Interest Expenses

($ Millions)               1999          2000         2001          2002
--------------------------------------------------------------------------------
Debt (Net of Cash)         $6,400        $4,500       $2,500        $1,000
Interest                   $420          $325         $250          $125
Interest Coverage          5x            10x          16x           37x

Debt Reduced by:

o   Proceeds from N&C divestures

o   Operating Cash Flow

Debt will be further reduced by proceeds from Ag IPO not included

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

EPS - Continuing Operations

1999-2002

[Bar chart with EPS ranging from 0.0 to 2.5 on the vertical axis and EPS components on the horizontal axis, providing the following information:

Proforma EPS 1999       1.25(1)

Discontinued Operations (0.07)

Cost Synergies          0.30

Pharma Sales Growth     0.62

Ag                      0.20

Proforma EPS 2002       2.30-2.40

(1)  Analyst Consensus

                                             BOOK ONLY

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

EPS - Accretion/Dilution

                                                      2000         2001
--------------------------------------------------------------------------------
To Pharmacia & Upjohn Shareholders                    (6%)           0%
To Monsanto Shareholders                              +28%         +12%


Source:  First Call

PHARMACIA CORP - A First Tier Pharma Competitor with a First Tier Growth Rate

Summary

||   First tier growth in sales and earnings

     --   Earnings growth driven by Pharma

     --   Margin expansion in Pharma

||   Ag Subsidiary earnings grounded in solid Roundup base

|| Achievable synergy estimates, top management committed to timely realization

||   Strong cash flow together with divestitures will reduce debt rapidly



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PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


PHARMACIA Corporation

Summary
Fred Hassan

Merger Success Drivers

o      Focus on the customers - protect market share!
o      "One company" mentality via new company culture
       - Zero tolerance for fiefdoms and silos
o      Alignment of management behaviors with corporate strategy
o      Swift and effective integration of management systems

Merger Principles

o      Meritocracy - select the best
o      Shared accountability
o      Transparency

Top Management Committed to
Timely Integration

        Inegration Timetable
        -------------------

STEP 1:  Dec 99 -> Closing
-  Develop integration plan

STEP 2:  Closing -> End 2000
         -  "Quick hits"
         -  Action plan for major synergies

STEP 3:  Jan 01 -> Jun 01
         -  Execute major synergies

STEP 4:  June 2001 ->
         -  Execute mid-course corrections
         -  Follow through on major synergies in
            R&D, Supply

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate


WHAT WE'LL DELIVER

/v/  Proven management that delivers on its promises

/v/   Unmatched growth strategy:  1 + 1 > 2
      - Turbo-charged Pharma!

/v/   Achievement of clear financial goals:

      SALES GROWTH              EPS GROWTH      20%+
                                      (CAGR 99-02)

      Rx              16-18%
      Total           13-15%    EBIT MARGIN IMPROVEMENT
                                   500 bp+ (99-02)
            (CAGR 99-02)

/v/   Rationalization and synergies achieved on or AHEAD of schedule

/v/   First Tier growth from a bottom tier P/E multiple

PHARMACIA CORP - A First Tier Pharma Competitor With a First Tier Growth Rate





                          [PHARMACIA CORPORATION LOGO]

These materials contain certain forward-looking statements, including, among other things, statements regarding each company's or the combined company's anticipated financial or product performance, pipeline, plans for growth, expected cost savings from the merger and other statements relating to future events. These forward-looking statements are based on current expectations, but actual results may differ materially from anticipated future events or results. Certain factors which could cause each company's individual and the combined company's actual results to differ materially from expected and historical results are described in Monsanto's and Pharmacia & Upjohn's periodic reports filed with the Securities and Exchange Commission, including Monsanto's and Pharmacia & Upjohn's 1998 annual reports, on Forms 10-K and Exhibits 99 thereto, respectively, and the preliminary proxy statement relating to the merger filed by each Monsanto and Pharmacia & Upjohn on Schedule 14A on January 28, 2000.

The forward-looking information included in these materials filed pursuant to Rule 425 under the Securities Act of 1933 filed on February 2, 2000, is based on information prepared by the managements of Monsanto and Pharmacia & Upjohn, adjusted to give effect to the merger. The forward-looking information is not intended to comply with the presentation and disclosure guidelines for prospective financial information of the Securities and Exchange Commission or the American Institute of Certified Public Accountants.

The forward-looking information included in these materials filed pursuant to Rule 425 under the Securities Act of 1933 filed on February 2, 2000, has been prepared by, and is the responsibility of, the managements of Monsanto and Pharmacia & Upjohn. Deloitte & Touche LLP and PricewaterhouseCoopers LLP have not examined, compiled or performed any procedures with respect to the forward-looking information and, accordingly, Deloitte & Touche LLP and PricewaterhouseCoopers LLP do not express an opinion or other form of assurance with respect thereto and disclaim any association with, the forward-looking information.

Monsanto and Pharmacia & Upjohn have filed a preliminary joint proxy statement and prospectus with the United States Securities and Exchange Commission (the "SEC"). In addition, Monsanto and Pharmacia & Upjohn will be filing a definitive joint proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-1000. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

Pharmacia & Upjohn, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000.